SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 July 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

2015 Half-Year Results

31 July 2015

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the half-year ended 30 June 2015.
Statutory basis
Statutory information is set out on pages 54 to 89. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. As a result, comparison on a statutory basis of the 2015 results with 2014 is of limited benefit.

Underlying basis
In order to present a more meaningful view of business performance, the results are presented on an underlying basis excluding items that in management’s view would distort the comparison of performance between periods. Based on this principle the following items are excluded from underlying profit:
– the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments;

– the effects of certain asset sales, the impact of liability management actions and the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses and insurance            gross up;

– Simplification costs, which for 2015 are limited to severance costs relating to the programme announced in October 2014. Costs in 2014 include severance, IT and business costs relating to the programme started in 2011;

– TSB build and dual running costs and the loss relating to the TSB sale;

– payment protection insurance and other conduct provisions; and

– certain past service pensions credits or charges in respect of the Group’s defined benefit pension arrangements.

Unless otherwise stated, income statement commentaries throughout this document compare the half-year ended 30 June 2015 to the half-year ended 30 June 2014, and the balance sheet analysis compares the Group balance sheet as at 30 June 2015 to the Group balance sheet as at 31 December 2014.
Segment information and TSB
On 24 March 2015 the Group sold a 9.99 per cent interest in TSB reducing its holding to 40 per cent. This sale resulted in a loss of control over TSB and its deconsolidation. Accordingly, the Group’s results in 2015 include TSB for the first quarter only. To facilitate meaningful period-on-period comparison, the operating results of TSB have been reported separately within underlying profit in all periods. Amounts receivable by the Group in respect of the sale of TSB are included within ‘Other assets’ on the Group balance sheet as at 30 June 2015.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the EU, the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

RESULTS FOR THE HALF-YEAR

‘Today’s results demonstrate the strong progress we have made in the first half of the year. The improvement in our profitability and capital position has enabled the Group to announce an interim dividend payment of 0.75 pence per share to our shareholders. We remain focused on our aim to become the best bank for customers and shareholders while at the same time supporting the UK economy.’
António Horta-Osório
Group Chief Executive

Improvement in underlying and statutory profit with balance sheet further strengthened

•	Underlying profit of £4,383 million, an increase of 15 per cent on the first half of 2014

•	Total income up 2 per cent to £8,968 million1

−	Net interest income of £5,715 million, up 6 per cent, primarily driven by margin improvement to 2.62 per cent

−	Other income lower at £3,253 million, largely due to disposals and run-off, but up 4 per cent in last quarter

•	Operating costs flat after increased investment; cost:income ratio improved by 0.7 percentage points to 48.3 per cent

•	Impairment charge down 75 per cent to £179 million; asset quality ratio improved 21 basis points to 0.09 per cent

•	Underlying return on required equity of 16.2 per cent, up 2.2 percentage points on the first half of 2014

•	Statutory profit before tax up 38 per cent to £1,193 million (2014: £863 million), including charge of £1,400 million for PPI and £660 million charge relating to the disposal of TSB

•	Statutory return on required equity of 3.7 per cent, up 0.6 percentage points on the first half of 2014

•	Strong balance sheet and liquidity position with a CET1 ratio of 13.3 per cent (31 Dec 2014: 12.8 per cent); a total capital ratio of 21.7 per cent; and a leverage ratio of 4.9 per cent

•	Tangible net assets per share post dividend of 53.5 pence (31 Dec 2014: 54.9 pence)

Continued focus on supporting customers and the UK economy through the successful delivery of our strategy

•
Creating the best customer experience through multi-channel, multi-brand strategy and increased investment in digital; key customer satisfaction metrics continue to improve, with net promoter scores up 3 points this year and by 60 per cent since 2010

•
Continue to become simpler and more efficient through process redesign and automation; run-rate savings of £225 million in the new Simplification programme and we remain on track to deliver the targeted savings of £1 billion by the end of 2017

•	Delivering sustainable growth in key customer segments over last 12 months

−	Meeting our Helping Britain Prosper Plan commitments by supporting 1 in 4 first-time buyers and 1 in 5 new business start-ups

−	Net lending of £1.5 billion to SMEs, up 5 per cent and ahead of the market

−	UK Consumer Finance lending growth of 17 per cent, with 34 per cent growth in motor finance

•	Completion of sale of TSB to Banco Sabadell will enable the Group to meet its commitment to the European Commission ahead of the mandated deadline

•	UK government stake reduced to less than 15 per cent (as at 15 July 2015)

Guidance for 2015 net interest margin and asset quality ratio improved with other guidance reconfirmed

•	Net interest margin for the full year improved to around 2.60 per cent

•	Full year asset quality ratio improved to around 15 basis points (previously around 25 basis points)

•	Continue to expect other income to be broadly stable in 2015

•	Continue to expect full year cost:income ratio to be lower than full year 2014 ratio of 49.8 per cent

Dividend

•	Interim dividend of 0.75 pence per share amounting to £535 million

•	Further guidance on capital and dividend policy

1 Total income, operating costs and impairment exclude TSB.

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Half-year to 30 June 2015	Half-year to 30 June 2014	Change %	Half-year to 31 Dec 2014	Change %
	£ million	£ million		£ million

Net interest income	5,715	5,404	6	5,571	3
Other income	3,253	3,376	(4)	3,091	5
Total income	8,968	8,780	2	8,662	4
Operating costs	(4,150)	(4,134)	−	(4,188)	1
Operating lease depreciation	(374)	(346)	(8)	(374)	−
Costs	(4,524)	(4,480)	(1)	(4,562)	1
Impairment	(179)	(707)	75	(395)	55
Underlying profit excluding TSB	4,265	3,593	19	3,705	15
TSB	118	226		232
Underlying profit	4,383	3,819	15	3,937	11

Asset sales and other items	(578)	(1,028)		(317)
Simplification costs	(32)	(519)		(447)
TSB costs	(745)	(309)		(249)
Payment Protection Insurance provision	(1,400)	(600)		(1,600)
Other conduct provisions	(435)	(500)		(425)
Profit before tax – statutory	1,193	863	38	899	33
Taxation	(268)	(164)		(99)
Profit for the period	925	699	32	800	16

Underlying earnings per share	4.6p	4.1p	0.5p	4.0p	0.6p
Earnings per share	1.0p	0.8p	0.2p	0.9p	0.1p

Banking net interest margin1	2.62%	2.35%	27bp	2.45%	17bp
Cost:income ratio2	48.3%	49.0%	(0.7)pp	50.5%	(2.2)pp
Asset quality ratio1	0.09%	0.30%	(21)bp	0.17%	(8)bp
Return on risk-weighted assets	3.78%	2.90%	88bp	3.14%	64bp
Return on assets	1.05%	0.92%	13bp	0.92%	13bp
Underlying return on required equity	16.2%	14.0%	2.2pp	13.3%	2.9pp
Statutory return on required equity	3.7%	3.1%	0.6pp	2.9%	0.8pp

BALANCE SHEET AND KEY RATIOS

	At 30 June 2015	At 31 Dec 2014	Change %

Loans and advances to customers3	£452bn	£478bn	(5)
Customer deposits	£417bn	£447bn	(7)
Loan to deposit ratio	109%	107%	2pp
Common equity tier 1 ratio	13.3%	12.8%	0.5pp
Transitional total capital ratio	21.7%	22.0%	(0.3)pp
Risk-weighted assets	£227bn	£240bn	(5)
Leverage ratio	4.9%	4.9%	−
Tangible net assets per share	53.5p	54.9p	(1.4)p

1	Excluding TSB.
2	Operating lease depreciation deducted from income and costs and excluding TSB.
3	Excludes reverse repos of £0.1 billion (31 December 2014: £5.1 billion).

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June 2015	At 31 Dec 2014
Assets	£ million	£ million

Cash and balances at central banks	67,687	50,492
Trading and other financial assets at fair value through profit or loss	147,849	151,931
Derivative financial instruments	27,980	36,128
Loans and receivables:
Loans and advances to customers	452,427	482,704
Loans and advances to banks	23,548	26,155
Debt securities	1,569	1,213
	477,544	510,072
Available-for-sale financial assets	32,173	56,493
Held-to-maturity investments	19,960	−
Other assets	49,639	49,780
Total assets	822,832	854,896

Liabilities
Deposits from banks	16,966	10,887
Customer deposits	416,595	447,067
Trading and other financial liabilities at fair value through profit or loss	63,328	62,102
Derivative financial instruments	27,778	33,187
Debt securities in issue	77,776	76,233
Liabilities arising from insurance and investment contracts	107,604	114,486
Subordinated liabilities	22,639	26,042
Other liabilities	42,105	34,989
Total liabilities	774,791	804,993

Shareholders’ equity	42,256	43,335
Other equity instruments	5,355	5,355
Non-controlling interests	430	1,213
Total equity	48,041	49,903
Total liabilities and equity	822,832	854,896

GROUP CHIEF EXECUTIVE’S STATEMENT

The first half of 2015 saw us make further progress in the next phase of our strategic journey to become the best bank for customers and shareholders. We have delivered significant improvements in both underlying and statutory profitability, while at the same time strengthening the balance sheet, improving our customers’ experiences and continuing to support and benefit from UK economic growth.

Financial performance and balance sheet strength
Underlying profit increased 15 per cent to £4,383 million, compared with the first half of 2014, driven by increased income, flat costs and lower impairment charges. This led to an increase in our underlying return on required equity which increased to 16.2 per cent. The Group reported a statutory profit before tax of £1,193 million, up 38 per cent, and our statutory return on required equity increased to 3.7 per cent, despite the additional £1,400 million taken for Payment Protection Insurance (PPI) and the impact of TSB, amounting to £660 million. The additional provision for PPI is disappointing. It mostly reflects higher than expected reactive complaints with higher associated redress and is covered in more detail in the Chief Financial Officer’s review of financial performance.

During the year we also continued to strengthen our balance sheet position with a common equity tier 1 ratio of 13.3 per cent post dividend. Our capital ratios also remain among the strongest of our major banking peers worldwide.

We are a low-risk bank, and the continued reduction in our asset quality ratio and gross impaired loans reflects this ongoing focus. Our progress is also reflected in our credit default swap spread which has reduced from over 300 basis points at the end of 2011 to 55 basis points as of mid-July, making it the best amongst major banks within the UK banking sector. The successful transformation of the Group’s risk profile in the last few years is now also being widely recognised, and in the first six months, Fitch, Moody’s and Standard & Poor’s have all either reaffirmed or upgraded the Bank’s credit ratings.

Regulatory environment
The Group is well positioned in an evolving regulatory environment, which is placing greater emphasis on protecting consumers and small business customers. The Treasury and the Prudential Regulation Authority are working towards creating a stable and safer banking sector, without exposing taxpayers to the unacceptable costs of banks failing in a disorderly manner. The principles of ring-fencing are entirely appropriate as sustainable retail and commercial banking is paramount to the success of the UK economy and capital requirements would certainly have to increase further, should ring-fencing not be implemented. Given that we are a UK focused retail and commercial bank, the vast majority of our business will be within the ring-fence.

Strategic progress
In October 2014 we outlined three strategic priorities to take us through to the end of 2017: creating the best customer experience; becoming simpler and more efficient; and delivering sustainable growth.

Creating the best customer experience
Our multi-brand, multi-channel approach allows us to meet customer needs more effectively. By offering products through our respected brands including Lloyds Bank, Halifax, Bank of Scotland and Scottish Widows and a range of channels including our branch networks, our telephone banking services and our digital propositions, customers can interact with us when and how they wish, which is why our multi-channel approach remains key to our strategy.

We are adapting to the digital revolution and today we have more than 11 million online users and nearly 6 million mobile users. This provides significant opportunities for serving our customers in new and more efficient ways. Earlier this year we launched our Halifax Motor Finance offer, the market’s first direct-to-consumer secured car finance proposition, providing a simple hire purchase and personal contract purchase offering via our digital channels. Halifax also launched ‘snap to switch’, a service that allows prospective customers to move their current account by taking a photo of their debit card with a smartphone or tablet and then sending it to the bank. Meanwhile, Lloyds Bank launched an online Eligibility Checker which customers can use to find out how likely they are to be accepted for a current account and overdraft without affecting their credit profile. In addition, we continue to streamline our processes and have reduced the average intermediary mortgage application to offer time from around 25 days to 14 days.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Our progress in creating the best customer experience has been reflected in higher net promoter scores in the first six months, having increased by 60 per cent since 2010. Group reportable banking complaints (excluding PPI), have reduced significantly over the same period and are now approximately 50 per cent lower than the average of our major banking peers.

Becoming simpler and more efficient
We have continued to increase our investment in IT in the first half, resulting in simpler, more efficient processes, more resilient systems and better digital experiences for our customers as well as cost reductions for the Group. In the first six months of the year we have delivered run-rate savings of £225 million through our new Simplification programme as we continue to work towards our target of achieving a further £1 billion of savings by the end of 2017. These reductions, together with our strong underlying financial performance have resulted in further strengthening of our already market-leading cost:income ratio, which is now 48.3 per cent, providing us with strategic differentiation and competitive advantage.

Delivering sustainable growth
We remain the largest provider of mortgages to first-time buyers and have helped 1 in 4 customers to get on the housing ladder in the first half of the year. We have also continued to lend to our other key customer segments, including approximately £1 billion to SMEs, where our growth outstrips the market overall. Since our first strategic review in 2011, our SME net lending has increased by 23 per cent while the market has fallen by 16 per cent. In the first half, we have also continued to see strong growth in Consumer Finance.

Government stake and TSB sale
This strategic progress, along with our strong financial performance, has enabled the UK government to make further substantial progress in returning the Group to full private ownership. Following the announcement in December 2014 of a trading plan to carry out a measured and orderly sell down of shares, the government’s holding is now less than 15 per cent, around a third of its original stake. Furthermore, the completion of the sale of our interest in TSB to Banco Sabadell represents the continued delivery of our commitment to the European Commission under the terms of the state aid agreement.

Dividend
Following the resumption of dividend payments at the 2014 full year, today we are announcing an interim dividend of 0.75 pence per share. Our aim is to have a dividend policy that is both progressive and sustainable, and as previously indicated, we expect ordinary dividends to increase over the medium term with a dividend payout ratio of at least 50 per cent of sustainable earnings.

In addition, going forward the Board will give due consideration, subject to the circumstances at the time, to the distribution of surplus capital through the use of special dividends or share buy-backs. Surplus capital represents capital over and above the amount management wish to retain to grow the business, meet regulatory requirements and cover uncertainties. The amount of retained capital is likely to vary from time to time depending on circumstances, but is currently around 12 per cent plus an amount broadly equivalent to a further year’s ordinary dividend.

Helping Britain Prosper and delivering growth in our key customer segments
2015 is a milestone year for the Group in which we commemorate the 250th anniversary of Lloyds Bank and the 200th anniversary of Scottish Widows. We have supported the households, businesses and communities of Britain successfully for 250 years and remain focused on becoming the best bank for customers and continuing to help the people, businesses and communities of Britain to prosper. This is embodied in our Helping Britain Prosper plan, which was reshaped earlier this year to keep it relevant to the business and our stakeholders.

As a UK centric bank, our future is inextricably linked to the success of the UK economy. The economy is steadily continuing to recover, with GDP growing, low unemployment, and consumer confidence increasing. The sustainability of the recovery is further evidenced with consumers spending more but household debt as a proportion of disposable income reducing. UK house prices continue to recover and against this backdrop, bank base rates are expected to rise slowly.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

In our Retail division, as well as maintaining leadership in the first-time buyer market, we remain the largest lender in the UK government’s Help to Buy scheme, lending £2.5 billion since launch. We have also supported 1 in 5 new business start-ups via the Retail Business Banking segment.

Commercial Banking continues to take a lead role in supporting the UK economy recovery. SME lending has grown 5 per cent in a contracting market, and we remain a leading participant in the Funding for Lending scheme, having reported the largest increase in net lending to SMEs under the scheme in the first quarter. We have also maintained our lending to Mid Market clients in a declining market. We continued to expand our Environmental, Social and Governance (ESG) programme by issuing our second ESG bond and an ESG term deposit to finance SMEs, healthcare providers and renewable energy projects in the most economically disadvantaged areas of the UK.

We have built on the strong progress made in 2014 by Consumer Finance with UK loan growth of 17 per cent over the last 12 months. This has been delivered through new business growth of 34 per cent in motor finance supported by the Jaguar Land Rover partnership and strong underlying business performance, as well as growth of 5 per cent in the credit cards business.

Our Insurance business is a market leader for corporate pensions and, following the roll out of compulsory workplace pensions, assets under management increased £1.4 billion to £28.4 billion. During the first half of the year, the division completed a bulk annuity transaction with the Scottish Widows With-Profits fund, representing the first stage of plans to participate in the defined benefit pension scheme de-risking market. In addition, we launched a new retirement planning website to inform and educate customers about the options and choices available to them in retirement.

As well as providing ongoing support to our communities through our commitment to the Helping Britain Prosper Plan, we also achieved a milestone for our Charity of the Year, BBC Children in Need, by raising over £1 million.

Building the best team
We recognise the importance of colleague engagement and the impact this has on our ability to deliver for our customers. The latest colleague survey results show that employee engagement is at its highest level ever with all Group scores increasing over the last 12 months. This provides strong evidence of progress in embedding a customer-focused culture, and our colleagues are increasingly engaged with our aim of becoming the best bank for customers.

Rebuilding trust
Rebuilding customer trust remains a key imperative for the business. Regrettably, the UK banking sector is still being impacted by conduct issues, including litigation and PPI. We reached a settlement with the Financial Conduct Authority in June in relation to aspects of our past PPI complaint handling processes. We are fully committed to improving our operational procedures and ensuring we do the right thing for our customers.

In support of rebuilding customer trust, we have continued to transform the corporate culture and have completely overhauled the performance and reward framework for our customer-facing colleagues, with performance now predominantly assessed on the basis of customer feedback.

We have also strengthened the control environment through changes to our organisational design and the introduction of new processes across the Group to assess and monitor our risk appetite. While these improvements have been essential in helping us to rebuild customer trust, we recognise there is more to do.

Summary and outlook
The continued improvement in financial performance and strong start to the next phase of our strategic journey in the first six months of the year position us well for the future, despite the uncertainties around the economic, regulatory, competitive and political environment. We believe we are well placed to become the best bank for our customers while delivering strong and sustainable returns for our shareholders and supporting the UK economic recovery.

António Horta-Osório
Group Chief Executive

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE

Overview: strong underlying profitability and balance sheet
The Group’s underlying profit increased by 15 per cent in the first half of the year to £4,383 million, driven by a 2 per cent increase in income and a 75 per cent improvement in impairments, with operating costs flat despite increased investment in the business. Statutory profit before tax was £1,193 million, up 38 per cent from £863 million in 2014. This was after a charge of £660 million relating to the disposal of TSB as well as provisions for PPI totalling £1,400 million.

Total loans and advances to customers were £452 billion at 30 June 2015, 5 per cent lower than at 31 December 2014. Similarly, customer deposits of £417 billion at 30 June 2015 were 7 per cent lower than at 31 December 2014, with both of these trends principally reflecting the sale of TSB. Excluding TSB, loans and advances were 1 per cent lower, principally driven by reductions in the run-off portfolio. Customer deposits on an equivalent basis were also down 1 per cent, with increases in Commercial Banking more than offset by reductions in retail tactical deposits and online deposits within Consumer Finance.

The combination of strong underlying profitability and a 5 per cent reduction in risk-weighted assets resulted in a further improvement in the Group’s common equity tier 1 ratio to 13.3 per cent at 30 June 2015 (31 December 2014: 12.8 per cent) after the 0.2 per cent impact of the interim dividend. The leverage ratio post dividend was maintained at 4.9 per cent (31 December 2014: 4.9 per cent). Tangible net asset value per share decreased to 53.5 pence with underlying profit more than offset by the impact of the sale of TSB, conduct provisions, adverse reserve movements and the payment of the 2014 dividend.

Total income
	Half-year to 30 June 2015	Half-year to 30 June 2014	Change	Half-year to 31 Dec 2014	Change
	£ million	£ million	%	£ million	%

Net interest income	5,715	5,404	6	5,571	3
Other income	3,253	3,376	(4)	3,091	5
Total income	8,968	8,780	2	8,662	4

Banking net interest margin	2.62%	2.35%	27bp	2.45%	17bp
Banking net interest margin incl. TSB	2.65%	2.40%	25bp	2.49%	16bp
Average interest-earning banking assets	£444.8bn	£465.6bn	(4)	£456.7bn	(3)
Average interest-earning banking assets incl. TSB	£455.6bn	£488.7bn	(7)	£478.8bn	(5)

Total income of £8,968 million was 2 per cent higher than in the first half of 2014, reflecting strong growth in net interest income, which more than offset a reduction in other income.

Net interest income increased 6 per cent to £5,715 million, largely driven by the continued improvement in net interest margin. The net interest margin of 2.62 per cent strengthened by 27 basis points compared to the first half of 2014 and by 17 basis points compared to the second half of 2014, with the continued pressure on asset prices more than offset by improved deposit pricing, lower funding costs, and the disposal of lower margin run-off assets.

In light of the strong trend in the first half and our future expectations, we have improved our net interest margin guidance for the 2015 full year to around 2.60 per cent.

Other income was 4 per cent lower at £3,253 million, principally reflecting a £155 million reduction from disposals and the run-off portfolio. The continued pressure in Retail due to changes in the regulatory environment has been more than offset by an improved performance in the other divisions. Insurance benefited from our entry into the bulk annuity market and the absence of the one-off charge relating to the corporate pensions fee cap, which affected the prior year result. In light of the 4 per cent increase in other income between the first and second quarters, the Group continues to expect other income to be broadly stable in 2015.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Costs
	Half-year to 30 June 2015	Half-year to 30 June 2014	Change	Half-year to 31 Dec 2014	Change
	£ million	£ million	%	£ million	%

Operating costs	4,150	4,134	−	4,188	1
Operating lease depreciation	374	346	(8)	374	−
Costs	4,524	4,480	(1)	4,562	1
Cost:income ratio1	48.3%	49.0%	(0.7)pp	50.5%	(2.2)pp

1	Operating lease depreciation deducted from income and costs.

Operating costs of £4,150 million were flat against the same period of 2014, with £276 million of incremental savings from the Simplification programmes and £79 million of reductions from business disposals, offset by pay and inflation of £54 million and a £191 million increase in investment in the business and £126 million of other costs.

The next phase of the Simplification programme has delivered £225 million of run-rate savings as at 30 June 2015 towards our target of £1 billion by the end of 2017.

The cost:income ratio of 48.3 per cent in the first half has improved compared with the first half of 2014 (49.0 per cent), reflecting the combined effect of higher income and a stable operating cost base as we continue to manage our cost base tightly. We continue to target year-on-year reductions in our market-leading cost:income ratio, which was 49.8 per cent for the full year 2014.

Impairment
	Half-year to 30 June 2015	Half-year to 30 June 2014	Change	Half-year to 31 Dec 2014	Change
	£ million	£ million	%	£ million	%

Ongoing business impairment charge	211	383	45	516	59
Run-off impairment charge	(32)	324	−	(121)	(74)
Total impairment charge	179	707	75	395	55
Asset quality ratio	0.09%	0.30%	(21)bp	0.17%	(8)bp
Impaired loans as a % of advances	2.7%	5.1%	(2.4)pp	2.9%	(0.2)pp

The impairment charge was £179 million, 75 per cent lower than in the same period of 2014, driven by a significant reduction in run-off business and improvements in all banking divisions. This improvement reflects the result of effective risk management, improving economic conditions and the continued low interest rate environment. As in prior periods, the net charge has also benefited from significant provision releases, although these were lower than the level seen in the first half of 2014. The asset quality ratio in the first half was 0.09 per cent.

Given the low impairment charge and future expectations, we have improved our asset quality ratio guidance for the 2015 full year to around 15 basis points (previously around 25 basis points).

Impaired loans as a percentage of closing advances fell from 2.9 per cent at 31 December 2014 to 2.7 per cent, driven by reductions within both Commercial Banking and the run-off portfolios. Provisions as a percentage of impaired loans fell from 56.4 per cent to 55.1 per cent over the same period, reflecting the reduction in highly impaired assets.

On 30 July the Group announced the sale of a portfolio of Irish commercial loans. The pro forma impact of this sale would be to reduce the impaired loans as a percentage of closing advances from 2.7 per cent at 30 June to 2.2 per cent and to reduce the provisions as a percentage of impaired loans from 55.1 per cent at 30 June to 48.3 per cent.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Statutory profit
Statutory profit before tax was £1,193 million compared to a pre-tax profit of £863 million in the first half of 2014. More detailed information on the reconciliation of underlying to statutory results is included on page 25.

	Half-year to 30 June 2015	Half-year to 30 June 2014	Change	Half-year to 31 Dec 2014	Change
	£ million	£ million	%	£ million	%

Underlying profit	4,383	3,819	15	3,937	11
Asset sales and other items:
Asset sales and volatility	(337)	(1,252)		62
Fair value unwind	(77)	(315)		(214)
Other items	(164)	539		(165)
	(578)	(1,028)		(317)
Simplification costs	(32)	(519)		(447)
TSB:
Build and dual running costs	(85)	(309)		(249)
Charge relating to disposal	(660)	−		−
	(745)	(309)		(249)
Payment protection insurance provision	(1,400)	(600)		(1,600)
Other conduct provisions	(435)	(500)		(425)
Profit before tax – statutory	1,193	863	38	899	33
Taxation	(268)	(164)		(99)
Profit for the period	925	699	32	800	16

Asset sales and other items
The charge of £337 million for asset sales and volatility in the first half was largely driven by a £390 million reduction in the value of the Enhanced Capital Notes (ECN) embedded derivative, reflecting the change in value of the associated equity conversion feature. Asset sales and volatility in the first half of 2014 included the net loss of £1,136 million relating to the exchange of ECNs for Additional Tier 1 securities, partly offset by the £122 million gain on the disposal of Scottish Widows Investment Partnership.

The fair value unwind of £77 million was significantly lower than the equivalent figure of £315 million, reflecting the accelerated amortisation of a fair value adjustment.

The charge for other items of £164 million related to the amortisation of purchased intangibles. The equivalent charge of £171 million in the first half of 2014 was offset by £710 million of gains relating to the changes made to the Group’s defined benefit pension schemes.

TSB
The Group’s results in 2015 include TSB for the first quarter only following the agreement in March to sell our remaining stake in the business to Banco Sabadell. The charge of £660 million relating to this sale reflects the net costs of the Transitional Service Agreement between the Group and TSB, the contribution to be provided by the Group to TSB in migrating to an alternative IT platform and the gain on sale. The sale to Banco Sabadell has now completed following the receipt of all regulatory and other approvals.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

PPI
The Group increased the provision for expected PPI costs by a further £1.4 billion in the first half of 2015. This brings the total amount provided to £13.4 billion, of which £2.2 billion remains unutilised. The unutilised provision comprises elements to cover the Past Business Review (PBR), remediation activity and future reactive complaints including associated administration costs.

Our Past Business Review activity is nearing completion, with no further provisions taken in the first half. We have mailed 98 percent of the total PBR scope and the remaining 2 per cent of customers are expected to be mailed by the end of 2015.

We continue to progress with remediation. At the end of 2014, we had identified approximately 1.2 million previously defended and redressed cases for re-review. During the first half the scope of the programme has been extended by 0.2 million to approximately 1.4 million cases. We have now completed the review of 96 per cent of previously defended cases, which were prioritised given their complexity and the level of potential redress required. The remaining scope, including the review of previously redressed cases, is expected to be substantially completed by the end of the year. The changes in the scope of the programme, together with higher overturn and redress rates, has resulted in an additional provision of approximately £0.4 billion in the second quarter.

The volume of reactive PPI complaints in the first half of 2015 fell by 8 per cent compared with the first half of 2014, but was marginally higher than the fourth quarter 2014 run-rate and above expectations. Reactive complaints continue to be driven by Claims Management Company (CMC) activity. Higher than expected average redress, coupled with the revised forecast of complaint volumes and associated operational costs accounts for £1.0 billion of the provision taken in the second quarter.

The cash payment in the first half of 2015 was £1.7 billion and included remediation and PBR payments. As indicated, the PBR and remediation programmes are expected to be substantially complete by the end of this year, slightly later than originally envisaged. The monthly run-rate spend of these programmes is expected to reduce significantly from the current level of around £140 million to around £30 million at the end of this year with an associated reduction in operating costs.

A number of risks and uncertainties remain, in particular in respect of complaint volumes, which are primarily driven by CMC activity. The current provision assumes a significant decrease in reactive complaint volumes over the next 18 months, compared with trends in recent quarters. If this decline is delayed by six months and reactive complaints remain at the same level as the first half of 2015, this would lead to an additional provision of approximately £1.0 billion at the end of the year; a similar level of provisioning would be required for each six months of flat complaint volumes in 2016.

Other conduct provisions
In the first half of 2015, the Group incurred a further charge of £435 million in respect of a number of matters affecting the Retail, Commercial Banking and Consumer Finance divisions. Within this total, £318 million of provisions related to potential claims and remediation in respect of products sold through the branch network and continuing investigation of matters highlighted through industry wide regulatory reviews, as well as legacy product sales and historical systems and controls such as those governing legacy incentive schemes. This includes £175 million in respect of complaints relating to Packaged Bank Accounts. In addition, the charge included the previously announced settlement of £117 million that the Group reached with the Financial Conduct Authority with regard to aspects of its PPI complaint handling process during the period March 2012 to May 2013.

Taxation
The tax charge for the first half of 2015 was £268 million, representing an effective tax rate of 22.5 per cent.

Following recent tax changes, we now expect our medium term tax rate to be around 30 per cent.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Return on equity
	Half-year to 30 June 2015	Half-year to 30 June 2014	Change	Half-year to 31 Dec 2014	Change

Underlying return on required equity	16.2%	14.0%	2.2pp	13.3%	2.9pp
Statutory return on required equity	3.7%	3.1%	0.6pp	2.9%	0.8pp

The underlying return on required equity of 16.2 per cent and statutory return on required equity of 3.7 per cent have both improved significantly compared to both the first and the second half of 2014, reflecting the strong growth in underlying profit and the higher statutory profit.

Funding, liquidity and capital ratios
	At 30 June 2015	At 31 Dec 2014	Change %

Wholesale funding	£116bn	£116bn	−
Wholesale funding <1 year maturity	£39bn	£41bn	(5)
Of which money-market funding <1 year maturity1	£20bn	£19bn	5
Loan to deposit ratio	109%	107%	2pp
Primary liquid assets	£109bn	£109bn	−

Common equity tier 1 capital ratio2	13.3%	12.8%	0.5pp
Transitional tier 1 capital ratio	16.8%	16.5%	0.3pp
Transitional total capital ratio	21.7%	22.0%	(0.3)pp
Leverage ratio	4.9%	4.9%	−
Risk-weighted assets	£227bn	£240bn	(5)

Shareholders’ equity	£42bn	£43bn	(2)

1	Excludes balances relating to margins of £1.9 billion (31 December 2014: £2.8 billion) and settlement accounts of £1.4 billion (31 December 2014: £1.4 billion).
2	Common equity tier 1 ratio is the same on both fully loaded and transitional bases.

Wholesale funding has remained stable at £116 billion, of which £39 billion, or 34 per cent, has a maturity of less than one year (31 December 2014: £41 billion, representing 35 per cent). The Group’s total wholesale funding remains broadly matched by its strong primary liquid asset portfolio, which is unchanged at £109 billion.

The Group continued to strengthen its capital position, with the common equity tier 1 (CET1) ratio post dividend increasing from 12.8 per cent to 13.3 per cent in the first half, after a net 0.3 percentage point decrease as a result of the TSB disposal, of which 0.2 percentage points was recognised in the first quarter. The overall improvement in the ratio was driven by a combination of underlying profit and a reduction in risk-weighted assets, partly offset by the charges relating to PPI and other conduct provisions.

Risk-weighted assets reduced by 5 per cent, or £13 billion, in the first half of the year, to £227 billion (31 December 2014: £240 billion), primarily due to the completion of the sale of TSB, active portfolio management, and improvements in credit quality.

The Group’s leverage ratio has remained stable at 4.9 per cent, with the impact of the reduction in tier 1 capital broadly offset by the reduction in balance sheet assets arising, in part, from the disposal of TSB.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Dividend
The Group is announcing today an interim dividend of 0.75 per share, amounting to £535 million.

The Group has a strong capital position with a CET1 ratio of 13.3 per cent and a leverage ratio of 4.9 per cent. We continue to expect to generate 150-200 basis points of capital per year enabling us to support sustainable growth in the business and help Britain prosper whilst delivering sustainable returns for shareholders.

The Group’s aim is to have a dividend policy that is both progressive and sustainable. We recommenced payment at the full year and, as we have previously indicated, we expect ordinary dividends to increase over the medium term with a dividend payout ratio of at least 50 per cent of sustainable earnings.

In addition, going forward the Board will give due consideration, subject to the circumstances at the time, to the distribution of surplus capital through the use of special dividends or share buy-backs. Surplus capital represents capital over and above the amount management wish to retain to grow the business, meet regulatory requirements and cover uncertainties. The amount of retained capital is likely to vary from time to time depending on circumstances, but is currently around 12 per cent plus an amount broadly equivalent to a further year’s ordinary dividend.

Conclusion
The Group has made a strong start to the next phase of its strategic journey in the first half of 2015, with loan growth in key customer segments, an improved net interest margin, tight cost management and a significant reduction in impairment charges reflected in a strong underlying performance and a statutory profit of £1,193 million. This performance, coupled with the continued strengthening of the Group’s common equity tier 1 ratio, has enabled us to declare an interim dividend of 0.75 pence per share. The combination of the Group’s balance sheet strength, clear strategic focus and differentiated business model positions the Group well for further progress in 2015 and beyond.

George Culmer
Chief Financial Officer

UNDERLYING BASIS – SEGMENTAL ANALYSIS

Half-year to 30 June 2015	Retail	Commercial Banking	Consumer Finance	Insurance	Run-off and Central items	Group
	£m	£m	£m	£m	£m	£m
Net interest income	3,743	1,234	658	(73)	153	5,715
Other income	559	1,023	677	1,025	(31)	3,253
Total income	4,302	2,257	1,335	952	122	8,968
Operating costs	(2,300)	(1,043)	(403)	(368)	(36)	(4,150)
Operating lease depreciation	−	(14)	(353)	−	(7)	(374)
Costs	(2,300)	(1,057)	(756)	(368)	(43)	(4,524)
Impairment	(163)	(7)	(40)	−	31	(179)
Underlying profit excl. TSB	1,839	1,193	539	584	110	4,265
TSB						118
Underlying profit						4,383

Banking net interest margin1	2.44%	2.81%	6.26%			2.62%
Asset quality ratio1	0.10%	0.04%	0.38%			0.09%
Return on risk-weighted assets	5.55%	2.29%	5.19%			3.78%
Return on assets	1.17%	1.06%	4.16%			1.05%

Half-year to 30 June 2014	Retail	Commercial Banking	Consumer Finance	Insurance	Run-off and Central items	Group
	£m	£m	£m	£m	£m	£m
Net interest income	3,493	1,234	645	(64)	96	5,404
Other income	700	984	675	854	163	3,376
Total income	4,193	2,218	1,320	790	259	8,780
Operating costs	(2,207)	(1,022)	(389)	(329)	(187)	(4,134)
Operating lease depreciation	−	(11)	(319)	−	(16)	(346)
Costs	(2,207)	(1,033)	(708)	(329)	(203)	(4,480)
Impairment	(276)	(29)	(78)	−	(324)	(707)
Underlying profit (loss) excl. TSB	1,710	1,156	534	461	(268)	3,593
TSB						226
Underlying profit						3,819

Banking net interest margin1	2.28%	2.63%	6.69%			2.35%
Asset quality ratio1	0.18%	0.05%	0.78%			0.30%
Return on risk-weighted assets	4.82%	1.96%	5.20%			2.90%
Return on assets	1.09%	1.01%	4.30%			0.92%

Half-year to 31 Dec 2014	Retail	Commercial Banking	Consumer Finance	Insurance	Run-off and Central items	Group
	£m	£m	£m	£m	£m	£m
Net interest income	3,586	1,246	645	(67)	161	5,571
Other income	512	972	689	871	47	3,091
Total income	4,098	2,218	1,334	804	208	8,662
Operating costs	(2,257)	(1,101)	(373)	(343)	(114)	(4,188)
Operating lease depreciation	−	(13)	(348)	−	(13)	(374)
Costs	(2,257)	(1,114)	(721)	(343)	(127)	(4,562)
Impairment	(323)	(54)	(137)	−	119	(395)
Underlying profit excl. TSB	1,518	1,050	476	461	200	3,705
TSB						232
Underlying profit						3,937

Banking net interest margin1	2.29%	2.70%	6.30%			2.45%
Asset quality ratio1	0.20%	0.10%	1.30%			0.17%
Return on risk-weighted assets	4.36%	1.88%	4.49%			3.14%
Return on assets	0.95%	0.87%	3.79%			0.92%

1	Excluding TSB.
UNDERLYING BASIS – SEGMENTAL ANALYSIS

	Loans and advances		Customer deposits		Total customer balances1		Risk-weighted assets
	30 June 2015	31 Dec 2014	30 June 2015	31 Dec 2014	30 June 2015	31 Dec 2014	30 June 2015	31 Dec 2014
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Retail	312.9	315.2	278.2	285.5	591.1	600.7	65.9	67.7
Commercial Banking	100.2	100.9	125.4	119.9	225.6	220.8	102.8	106.2
Consumer Finance	21.8	20.9	11.4	15.0	36.4	39.0	21.0	20.9
Run-off and Central items	17.4	19.0	1.5	2.1	18.9	21.1	27.1	28.9
Threshold risk-weighted assets							10.2	10.8
Group excl. TSB	452.3	456.0	416.5	422.5	872.0	881.6	227.0	234.5
TSB	−	21.6	−	24.6	−	46.2	−	5.2
Group	452.3	477.6	416.5	447.1	872.0	927.8	227.0	239.7

1	Total customer balances include loans and advances to customers, customer deposit balances and Consumer Finance operating lease assets.

UNDERLYING BASIS – QUARTERLY INFORMATION

Group	Quarter ended 30 June 2015	Quarter ended 31 Mar 2015	Quarter ended 31 Dec 2014	Quarter ended 30 Sept 2014	Quarter ended 30 June 2014
	£m	£m	£m	£m	£m

Net interest income	2,886	2,829	2,730	2,841	2,794
Other income	1,661	1,592	1,513	1,578	1,696
Total income	4,547	4,421	4,243	4,419	4,490
Costs
Operating costs	(2,130)	(2,020)	(2,221)	(1,967)	(2,103)
Operating lease depreciation	(191)	(183)	(195)	(179)	(173)
Costs	(2,321)	(2,203)	(2,416)	(2,146)	(2,276)
Impairment	(21)	(158)	(159)	(236)	(300)
Underlying profit excluding TSB	2,205	2,060	1,668	2,037	1,914
TSB	−	118	114	118	105
Underlying profit	2,205	2,178	1,782	2,155	2,019
Asset sales and other items	(385)	(193)	(49)	(268)	(1,063)
Simplification costs	(6)	(26)	(316)	(131)	(225)
TSB costs	−	(745)	(144)	(105)	(137)
Conduct provisions	(1,835)	−	(1,125)	(900)	(1,100)
Statutory (loss) profit before tax	(21)	1,214	148	751	(506)

Banking net interest margin1	2.65%	2.60%	2.42%	2.47%	2.44%
Cost:income ratio1,2	48.9%	47.7%	54.9%	46.4%	48.7%
Asset quality ratio1	0.03%	0.14%	0.14%	0.19%	0.25%
Return on risk-weighted assets	3.84%	3.73%	2.89%	3.37%	3.09%
Return on assets	1.06%	1.05%	0.83%	1.01%	0.97%

1	Excluding TSB.
2	Operating lease depreciation deducted from income and costs.

DIVISIONAL HIGHLIGHTS

RETAIL

Retail offers a broad range of financial service products, including current accounts, savings, personal loans and mortgages, to UK personal customers, including Wealth and small business customers. It is also a distributor of insurance, protection and credit cards, and a range of long-term savings and investment products. Retail’s aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value to customers, and by providing them with greater choice and flexibility. Retail will maintain its multi-brand and multi-channel strategy, and continue to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks.

Progress against strategic initiatives
•	Continued development of our digital capability. Our online user base has increased to over 11 million customers, with over 5.9 million active mobile users.
•	Continued to attract new customers through positive switching activity, particularly through the Halifax challenger brand which has attracted around 120,000 customers in the first half of 2015.
•	Club Lloyds proposition has been strengthened by the addition of new home insurance and cards offers, helping to attract a further 200,000 customers in the first half of 2015.
•
Developed a market leading Young Savers proposition, with around 250,000 children’s savings accounts opened in the first half of 2015, helping develop a savings culture in young people and allowing us to start building long lasting relationships with these customers.

•
Achieved £16 billion of gross new mortgage lending in in the first half of 2015. Launched a new online application process that allows customers to reach Agreement in Principle to borrow, improving efficiency for both customers and the business.

•
On track to deliver our lending commitment to first-time buyers, providing 1 in 4 mortgages. Retail continues to be a leading supporter of the UK government’s Help to Buy scheme, with lending of £2.5 billion under the mortgage guarantee element of the scheme since launch.

•	Exceeded our lending commitment, supporting over 1 in 5 new business start-ups. Improved our proposition to small business customers, launching a range of new to market products and services.
•	Enhanced proposition for investment customers, becoming the first UK Bank to offer investment advice through video-conferencing and screen sharing.
•	Increased Net Promoter Scores across all channels in in the first half of 2015.

Financial performance
•	Underlying profit increased 8 per cent to £1,839 million.
•	Net interest income increased 7 per cent. Margin has increased 16 basis points to 2.44 per cent, driven by improved deposit margin and mix, more than offsetting reduced lending rates.
•	Other income down 20 per cent. Lower protection income following the removal of face-to-face advised standalone protection roles in branches, lower wealth income following regulatory changes.
•	Costs increased 4 per cent to £2,300 million, with operational efficiencies funding increased investment in the business.
•	Impairment reduced 41 per cent to £163 million, driven by lower unsecured charges due to lower impaired loan and arrears balances. Secured coverage was broadly flat at 36 per cent.
•	Return on risk-weighted assets increased 73 basis points driven by 3 per cent reduction to risk-weighted assets and 8 per cent increase to underlying profit.

Balance sheet
•	Loans and advances to customers fell 1 per cent to £312.9 billion with the open mortgage book (excluding specialist mortgage book and Intelligent Finance) increasing 1 per cent versus June 2014.
•
Customer deposits decreased 3 per cent to £278.2 billion, with more expensive tactical balances down 12 per cent to £33.2 billion, reflecting lower lending growth and actions to protect interest margins.

•	Risk-weighted assets decreased by £1.8 billion to £65.9 billion, driven by an improvement in the credit quality of assets and a modest contraction to lending balances.

RETAIL (continued)

	Half-year to 30 June 2015	Half-year to 30 June 2014	Change	Half-year to 31 Dec 2014	Change
	£m	£m	%	£m	%

Net interest income	3,743	3,493	7	3,586	4
Other income	559	700	(20)	512	9
Total income	4,302	4,193	3	4,098	5
Costs	(2,300)	(2,207)	(4)	(2,257)	(2)
Impairment	(163)	(276)	41	(323)	50
Underlying profit	1,839	1,710	8	1,518	21

Banking net interest margin	2.44%	2.28%	16bp	2.29%	15bp
Asset quality ratio	0.10%	0.18%	(8)bp	0.20%	(10)bp
Return on risk-weighted assets	5.55%	4.82%	73bp	4.36%	119bp
Return on assets	1.17%	1.09%	8bp	0.95%	22bp

Key balance sheet items	At 30 June 2015	At 31 Dec 2014	Change
	£bn	£bn	%

Loans and advances excluding closed portfolios	283.9	284.7	−
Closed portfolios	29.0	30.5	(5)
Loans and advances to customers	312.9	315.2	(1)

Relationship balances	245.0	247.9	(1)
Tactical balances	33.2	37.6	(12)
Customer deposits	278.2	285.5	(3)
Total customer balances	591.1	600.7	(2)

Risk-weighted assets	65.9	67.7	(3)

COMMERCIAL BANKING

Commercial Banking supports UK businesses from SMEs to large corporates and financial institutions. It has a client led, low risk strategy targeting sustainable returns on risk weighted assets above 2 per cent by 2015 and more than 2.4 per cent by the end of 2017, whilst simplifying operating processes, building digital capability and maintaining capital discipline. Commercial Banking aims to be the best bank for clients, delivering a through-the-cycle relationship approach that provides affordable, simple and transparent finance, as well as support for complex needs and access to Government funding schemes.

Progress against strategic initiatives
•
Increased lending to SMEs by 5 per cent supported by strong relationship banking and remain the largest net lender to SMEs under the Funding for Lending Scheme (FLS), with over £3 billion of gross FLS lending in the first half of 2015.

•
Maintained lending to Mid Market clients in a declining market, delivering an improved local service with an overall increase in client advocacy and ongoing investment in relationship manager capability.

•	Grown both SME and Mid Market client base and have committed over £735 million of funding support to UK manufacturing.
•
Global Corporates was ranked first in Sterling capital markets financing of UK corporates in the first half of 2015, raising more than £1.8 billion for clients. It continues to help Britain prosper globally by providing UK clients with overseas capability and leveraging its considerable domestic capabilities in support of major international companies seeking a gateway into the UK.

•
Financial Institutions (FI) actively supports the Financial Services industry in the UK, a sector critical to the success of the UK economy. Our leading FI franchise continued to deliver through deep sector expertise as illustrated by the growing number of lead financing roles, helping our clients to raise £30 billion of funding in the year to date.

•	Strong deposit growth underpinned by continued investment in Transaction Banking platforms and further helped by the Group’s improving credit rating.
•
Continued our commitment to Helping Britain Prosper, raising over £500 million through our Environmental, Social and Governance (ESG) programmes including the issuance of our second ESG bond for £250 million and launch of an ESG Term Deposit to finance SMEs, healthcare providers and renewable energy projects in the most economically disadvantaged areas of the UK.

•
Supporting over £2.6 billion of UK national infrastructure financing including developing and leading the first CPI-linked bond in the sterling market, used by the Greater London Authority to partly fund the extension of the London Underground Northern Line; a development which will lead to the creation of 24,000 new jobs and 18,000 new homes.

Financial performance
•	Underlying profit of £1,193 million, up 3 per cent, driven by income growth and a significant reduction in impairments.
•	Income increased by 2 per cent to £2,257 million, reflecting strong growth in our Core Client franchises, offset by lower revaluation income from Lloyds Development Capital (LDC).
•
Net interest margin increased by 18 basis points to 2.81 per cent due to disciplined pricing of new lending and a continued reduction in funding costs as a result of attracting high quality transactional deposits in SME, Mid Markets and Global Corporates.

•
Other income increased 4 per cent, driven by significant refinancing activity support provided to Global Corporate clients and increases in Mid Markets and Financial Institutions, offset by a reduction in LDC.

•
Asset quality ratio of 0.04 per cent improved by 1 basis point, reflecting lower gross charges, improved credit quality and continued progress in executing the strategy of building a low risk commercial bank.

•
Return on risk-weighted assets increased by 33 basis points to 2.29 per cent. We remain on target to deliver sustainable returns in excess of 2 per cent in 2015 and more than 2.40 per cent by the end of 2017.

Balance sheet
•	Loans and advances to customers fell by 1 per cent to £100.2 billion with growth in SME offset by transfers to the Insurance division.
•	Customer deposits increased by 5 per cent, with growth in all client segments.
•
Risk-weighted assets decreased by £3.4 billion, reflecting continued optimisation of the balance sheet. Reductions in credit and market risk-weighted assets were the result of active portfolio management across Financial Markets and Global Corporates, and Market Risk model changes.

COMMERCIAL BANKING (continued)

	Half-year to 30 June 2015	Half-year to 30 June 2014	Change	Half-year to 31 Dec 2014	Change
	£m	£m	%	£m	%

Net interest income	1,234	1,234	−	1,246	(1)
Other income	1,023	984	4	972	5
Total income	2,257	2,218	2	2,218	2
Operating costs	(1,043)	(1,022)	(2)	(1,101)	5
Operating lease depreciation	(14)	(11)	(27)	(13)	(8)
Costs	(1,057)	(1,033)	(2)	(1,114)	5
Impairment	(7)	(29)	76	(54)	87
Underlying profit	1,193	1,156	3	1,050	14

Banking net interest margin	2.81%	2.63%	18bp	2.70%	11bp
Asset quality ratio	0.04%	0.05%	(1)bp	0.10%	(6)bp
Return on risk-weighted assets	2.29%	1.96%	33bp	1.88%	41bp
Return on assets	1.06%	1.01%	5bp	0.87%	19bp

Key balance sheet items	At 30 June 2015	At 31 Dec 2014	Change
	£bn	£bn	%

SME	28.8	27.9	3
Other	71.4	73.0	(2)
Loans and advances to customers	100.2	100.9	(1)
Customer deposits	125.4	119.9	5
Total customer balances	225.6	220.8	2

Risk-weighted assets	102.8	106.2	(3)

CONSUMER FINANCE

Consumer Finance aims to extend its market leadership in motor finance by building its digital capability and creating new propositions in both the Black Horse and Lex Autolease businesses. In Credit Cards, better use will be made of Group customer relationships and insight, with investment into digital strategic initiatives to seek growth within its current risk appetite from franchise customers, as well as a focus on attracting non-franchise customers.

Progress against strategic objectives
•	Investing in our growth strategy:
−
Successfully launched the market’s first direct-to-consumer, secured car finance proposition, providing a simple, digital hire purchase and personal contract purchase offering through online banking and mobile devices.

−
Further digital developments within Credit Cards improving our customers’ experience, particularly within mobile. Significant improvements in our customer propositions, including a broadened, more competitive product range, along with improved switching and multiple product holding capabilities.

•	Focus on new business in a competitive market:
−
17 per cent growth in Black Horse new lending year-on-year with strong underlying business performance including the Jaguar Land Rover partnership, while leading the industry in embedding significant Consumer Credit regulatory change.

−	6 per cent growth in Lex Autolease fleet size year-on-year with leads from the franchise up 14 per cent.
−	21 per cent increase in Cards balance transfer volumes year-on-year from both new and existing customers and a net gainer from competitors.
−	25 per cent growth in transaction volumes year-on-year within the Cardnet Acquiring solutions business, driven by increased activity from existing customers.
•	Growing balances in under-represented markets:
−	UK Consumer Finance loan growth of 17 per cent year-on-year.
−	Growth in Credit Cards lending balances of 5 per cent year-on-year.
−	Black Horse lending up 33 per cent and Lex operating leases 10 per cent higher year-on-year.
•	Customer satisfaction improved with increased Net Promoter Scores year-on-year across the UK businesses including a significant improvement in Credit Cards.

Financial performance
•
Underlying profit up to £539 million, with new business volume driven income growth in Black Horse and Lex Autolease and reductions in impairments reflecting improved quality of the portfolio, offsetting an increase in costs largely reflecting investment in our growth strategy.

•
Net interest income increased by 2 per cent to £658 million driven by strong growth across all lending businesses, partly offset by a 43 basis point reduction in net interest margin to 6.26 per cent including the impact of lower Euribor rates on the online deposit businesses. The lower margin underlies a shift towards higher quality and hence lower margin lending which in turn is consistent with the lower impairment charges being experienced.

•	Increase in other income to £677 million as a result of the continued fleet growth in Lex Autolease in a competitive environment.
•
Costs increased by 7 per cent to £756 million with operational efficiencies more than offset by investment in growth initiatives and increased operating lease depreciation as a result of growth in the Lex Autolease fleet.

•
Impairment charges reduced by 49 per cent to £40 million, with an improvement in the asset quality ratio, driven by continued improvement in portfolio quality supported by the sale of recoveries assets in the Credit Cards portfolio.

•	Return on risk-weighted assets in line with the prior year at 5.19 per cent with growth in underlying profit offset by a small increase in average risk-weighted assets.

Balance sheet
•
Net lending increased by 4 per cent since December driven by Black Horse with growth of 18 per cent. In Credit Cards we have seen growth accelerate to 5 per cent year-on-year. Balances in the European businesses were down 8 per cent since December driven by foreign exchange rate movements.

•	Operating lease assets up by 3 per cent since December to £3.2 billion reflecting growth in the Lex Autolease fleet.
•	Customer deposits reduced by 24 per cent since December to £11.4 billion driven by deposit re-pricing activity in response to lower Euribor rates and foreign exchange rate movements.
•	Risk weighted assets unchanged since December, with growth in net lending offset by active portfolio management and improvements in credit quality.

CONSUMER FINANCE (continued)

	Half-year to 30 June 2015	Half-year to 30 June 2014	Change	Half-year to 31 Dec 2014	Change
	£m	£m	%	£m	%

Net interest income	658	645	2	645	2
Other income	677	675	−	689	(2)
Total income	1,335	1,320	1	1,334	−
Operating costs	(403)	(389)	(4)	(373)	(8)
Operating lease depreciation	(353)	(319)	(11)	(348)	(1)
Costs	(756)	(708)	(7)	(721)	(5)
Impairment	(40)	(78)	49	(137)	71
Underlying profit	539	534	1	476	13

Banking net interest margin	6.26%	6.69%	(43)bp	6.30%	(4)bp
Asset quality ratio	0.38%	0.78%	(40)bp	1.30%	(92)bp
Impaired loans as a % of closing advances	2.8%	4.2%	(1.4)pp	3.4%	(0.6)pp
Return on risk-weighted assets	5.19%	5.20%	(1)bp	4.49%	70bp
Return on assets	4.16%	4.30%	(14)bp	3.79%	37bp

Key balance sheet items	At 30 June 2015	At 31 Dec 2014	Change
	£bn	£bn	%

Loans and advances to customers	21.8	20.9	4
Of which UK	17.3	16.0	8
Operating lease assets	3.2	3.1	3
Total customer assets	25.0	24.0	4
Of which UK	20.5	19.1	7
Customer deposits	11.4	15.0	(24)
Total customer balances	36.4	39.0	(7)

Risk-weighted assets	21.0	20.9	−

INSURANCE

The Insurance division is committed to meeting the changing needs of our customers by working with our Group partners to provide a range of trusted and value for money products via multiple channels. Since it was founded 200 years ago Scottish Widows has been protecting what our customers value most and helping them plan financially for the future, currently with almost six million life and pensions customers and over £95 billion of funds under management.

Progress against strategic initiatives
•
Corporate Pensions assets under management increased by £1.4 billion to £28.4 billion in the first half of the year following continued growth in contributions under auto enrolment. As a leading provider in this sector, Insurance is well positioned to benefit from the expected growth in the workplace savings market.

•
Launched a new retirement planning website to inform and educate customers about the options and choices available to them in retirement. This provides customers with increased flexibility in how they access guidance on their retirement options. In the four months since launch more than 150,000 customers have utilised this site.

•
Home Insurance sales through online channels continued to grow, supported by strong retention, following the decision taken to bring the underwriting in house. Continued investment in the Group’s direct digital capability will deliver a more flexible Home Insurance product later this year.

•	Customer access to protection products has been extended with the launch of an online product which gives customers the opportunity to acquire life insurance through a quick and easy digital journey.

•
Successfully executed a bulk annuity transaction with the Scottish Widows With-Profits fund. This represented a key stage in plans to participate in the growing and attractive defined benefit pensions scheme de-risking market via a bulk annuities offering.

•
Continued optimisation of assets across the Group through the acquisition of attractive higher yielding assets from the Group to match long duration annuity liabilities. Total assets acquired to date are circa £5 billion.

•	Increased focus on the core UK business with the agreed sale of the Isle of Man based Clerical Medical International insurance business.

Financial performance
•	Underlying profit up 27 per cent to £584 million, primarily driven by the £98 million new business value of the bulk annuity transaction with the With-Profits fund.

•
LP&I sales (PVNBP) increased by 25 per cent in the year, boosted by £2,386 million from the With-Profits fund annuity transaction. Excluding this, PVNBP fell by 26 per cent, driven by significant regulatory and market change.

•
Operating cash generation increased by £11 million, to £391 million, primarily reflecting benefits from the acquisition of higher yielding assets more than offsetting the initial impact of the bulk annuity transaction with the With-Profits fund.

•	General Insurance Gross Written Premiums (GWP) decreased 7 per cent, reflecting the competitive market environment and the run off of products closed to new customers.

Capital
•
Estimated Pillar 1 capital surplus is £2.7 billion (Scottish Widows plc, £2.6 billion in 2014) and for Insurance Groups Directive is £3.1 billion (Insurance Group, £3.0 billion in 2014) with the changes in both Pillar 1 and IGD reflecting earnings in the first half of the year.

•
Preparations are on track for Solvency II implementation on 1 January 2016. Implementation is expected to have a minimal impact on the Insurance division capital position given the anticipated impact of transitional arrangements.

•	Plans are progressing well to simplify the corporate structure of the life insurance entities to deliver capital and simplification benefits.

INSURANCE (continued)

Performance summary
	Half-year to 30 June 2015	Half-year to 30 June 2014	Change	Half-year to 31 Dec 2014	Change
	£m	£m	%	£m	%

Net interest income	(73)	(64)	(14)	(67)	(9)
Other income	1,025	854	20	871	18
Total income	952	790	21	804	18
Costs	(368)	(329)	(12)	(343)	(7)
Underlying profit	584	461	27	461	27

Operating cash generation	391	380	3	357	10
UK LP&I sales (PVNBP)1	5,837	4,680	25	3,921	49
General Insurance total GWP2	561	604	(7)	593	(5)
General Insurance combined ratio	73%	80%	(7)pp	76%	(3)pp

1	Present value of new business premiums.
2	Gross written premiums.

Profit by product group
	Half-year to 30 June 2015						Half-year to 30 June 2014	Half-year to 31 Dec 2014
	Pensions & investments	Protection & retirement	Bulk annuities	General insurance	Other1	Total	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m
New business income	91	15	98	−	−	204	151	116
Existing business income	307	64	−	−	34	405	441	442
Long-term investment strategy	−	52	39	−	−	91	95	65
Assumption changes and experience variances	(16)	66	−	−	10	60	(105)	(29)
General Insurance income net of claims	−	−	−	192	−	192	208	210
Total income	382	197	137	192	44	952	790	804
Costs	(220)	(72)	(7)	(69)	−	(368)	(329)	(343)
Underlying profit	162	125	130	123	44	584	461	461

Underlying profit 30 June 20142	144	141	−	138	38	461

1	‘Other’ is primarily income from return on free assets, interest expense plus certain provisions.
2	Full 2014 comparator tables for the profit and cash disclosures can be found on the Lloyds Banking Group investor site.

INSURANCE (continued)

New business income has increased by £53 million, with the primary driver being a £98 million benefit from the bulk annuity transaction with the Scottish Widows With-Profits fund. This has been offset by a reduction in Protection income following the removal of face-to-face advised standalone protection roles in branches and a reduction in income from individual annuities following Pensions Freedom. Corporate pension income remained robust although decreased relative to significant sales in 2014 driven by auto enrolment.

The fall in existing business income reflects a reduction in the expected rate of return used to calculate the life and pensions income. The rate of return is largely set by reference to an average 15 year swap rate (rate of return 2.82 per cent in the first half of 2015 and 3.48 per cent in 2014).

Long-term investments strategy includes the benefit from the successful acquisition of a further £0.8 billion of higher yielding assets to match the long duration liabilities in both the standard annuity book as well as the newly acquired bulk annuity business.

Assumption changes and experience variances include a £40 million benefit from changes to assumptions on longevity reflecting experience in the annuity portfolio. The prior year included a one-off £100 million charge relating to the corporate pensions fee cap.

General Insurance income net of claims has fallen by £16 million, reflecting the run-off of products closed to new customers.

Costs are £39 million higher, reflecting significant investment spend in the first half of 2015 supporting our strategic growth initiatives and significant regulatory and change agendas.

Operating cash generation
	Half-year to 30 June 2015						Half-year to 30 June 2014	Half-year to 31 Dec 2014
	Pensions & investments	Protection & retirement	Bulk annuities	General insurance	Other	Total	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Cash invested in new business	(91)	(17)	(105)	−	−	(213)	(153)	(135)
Cash generated from existing business	280	105	63	−	33	481	395	366
Cash generated from General Insurance	−	−	−	123	−	123	138	126
Operating cash generation1	189	88	(42)	123	33	391	380	357
Intangibles and other adjustments2	(27)	37	172	−	11	193	81	104
Underlying profit	162	125	130	123	44	584	461	461
Operating cash generation 30 June 2014	143	36	−	138	63	380

1
Derived from underlying profit by removing the effect of movements in intangible (non-cash) items and assumption changes. For 2015 reporting this measure has been refined to include the cash benefits from the ‘long-term investments strategy’.

2	Intangible items include the value of in-force life business, deferred acquisition costs and deferred income reserves.

The Insurance business generated £391 million of operating cash in the first half of 2015, £11 million higher than the prior year. Within Protection & retirement, cash benefits of £53 million were recognised in respect of the successful acquisition of attractive higher yielding assets to match long duration annuity liabilities. Within Bulk annuities, the cash benefits from such transactions was £63 million, partially offsetting the initial strain of the bulk annuity transaction with the With-Profits fund contained within ‘Cash invested in new business’. In addition, the sale of a reinsurance asset contributed £48 million to operating cash.

RUN-OFF AND CENTRAL ITEMS

RUN-OFF

	Half-year to 30 June 2015	Half-year to 30 June 2014	Change	Half-year to 31 Dec 2014	Change
	£m	£m	%	£m	%

Net interest income	(19)	(67)	72	(49)	61
Other income	105	260	(60)	191	(45)
Total income	86	193	(55)	142	(39)
Operating costs	(74)	(153)	52	(126)	41
Operating lease depreciation	(7)	(16)	56	(13)	46
Costs	(81)	(169)	52	(139)	42
Impairment	32	(324)		121	(74)
Underlying profit (loss)	37	(300)		124	(70)

Key balance sheet items	At 30 June 2015	At 31 Dec 2014	Change
	£bn	£bn	%

Loans and advances to customers	12.2	14.4	(15)
Total assets	14.4	16.9	(15)
Risk-weighted assets	14.3	16.8	(15)

•	Run-off includes certain assets previously classified as non-core and the results and gains or losses on sale of businesses sold in 2014.

•	The reduction in income and costs largely related to the sale of Scottish Widows Investment Partnership in the first quarter of 2014.

•
The net release of impairment charge in the first half of 2015 reflected the reduction in the run-off book and improving economic conditions. This has led to a low level of new charges which have been more than offset by releases and write-backs. A breakdown of the impairment charge is shown on page 31.

CENTRAL ITEMS

	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£m	£m	£m

Total underlying income	36	66	66
Costs	38	(34)	12
Impairment	(1)	−	(2)
Underlying profit	73	32	76

•	Central items include income and expenditure not recharged to divisions, including the costs of certain central and head office functions.

ADDITIONAL INFORMATION

1.         Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
Half-year to 30 June 2015	Lloyds Banking Group statutory	Asset sales and other items1	Simplification2	TSB3	Insurance gross up	PPI and other regulatory provisions	Underlying basis
	£m	£m	£m	£m	£m	£m	£m
Net interest income	5,492	174	−	(192)	241	−	5,715
Other income, net of insurance claims	3,315	261	−	(36)	(287)	−	3,253
Total income	8,807	435	−	(228)	(46)	−	8,968
Operating expenses4	(7,453)	180	32	836	46	1,835	(4,524)
Impairment	(161)	(37)	−	19	−	−	(179)
TSB	−	−	−	118	−	−	118
Profit before tax	1,193	578	32	745	−	1,835	4,383

		Removal of:
Half-year to 30 June 2014	Lloyds Banking Group statutory	Asset sales and other items5	Simplification	TSB6	Insurance gross up	PPI and other regulatory provisions	Underlying basis
	£m	£m	£m	£m	£m	£m	£m
Net interest income	5,262	303	−	(400)	239	−	5,404
Other income, net of insurance claims	2,434	1,328	−	(72)	(314)	−	3,376
Total income	7,696	1,631	−	(472)	(75)	−	8,780
Operating expenses4	(6,192)	(486)	519	504	75	1,100	(4,480)
Impairment	(641)	(117)	−	51	−	−	(707)
TSB	−	−	−	226	−	−	226
Profit before tax	863	1,028	519	309	−	1,100	3,819

		Removal of:
Half-year to 31 Dec 2014	Lloyds Banking Group statutory	Asset sales and other items7	Simplification	TSB6	Insurance gross up	PPI and other regulatory provisions	Underlying basis
	£m	£m	£m	£m	£m	£m	£m
Net interest income	5,398	316	−	(386)	243	−	5,571
Other income, net of insurance claims	3,305	132	22	(68)	(300)	−	3,091
Total income	8,703	448	22	(454)	(57)	−	8,662
Operating expenses4	(7,693)	200	425	424	57	2,025	(4,562)
Impairment	(111)	(331)	−	47	−	−	(395)
TSB	−	−	−	232	−	−	232
Profit before tax	899	317	447	249	−	2,025	3,937

1
Comprises the effects of asset sales (loss of £52 million), volatile items (loss of £297 million), liability management (loss of £6 million), volatility arising in insurance businesses (gain of £18 million), the amortisation of purchased intangibles (loss of £164 million) and fair value unwind (loss of £77 million).

2	Comprises Simplification costs related to severance for the next phase of the programme.
3	Comprises the underlying results of TSB, dual running and build costs and the charge relating to the disposal of TSB.
4	On an underlying basis, this is described as costs.
5
Comprises the effects of asset sales (gain of £94 million), volatile items (gain of £152 million), liability management (loss of £1,376 million), volatility arising in insurance businesses (loss of £122 million), the past service pension credit (gain of £710 million), the amortisation of purchased intangibles (loss of £171 million) and fair value unwind (loss of £315 million).

6	Comprises the underlying results of TSB, dual-running and build costs.
7
Comprises the effects of asset sales (gain of £44 million), volatile items (gain of £134 million), liability management (loss of £10 million), volatility arising in insurance businesses (loss of £106 million), the amortisation of purchased intangibles (loss of £165 million) and fair value unwind (loss of £214 million).

ADDITIONAL INFORMATION (continued)

2.	Banking net interest margin

Banking net interest margin is calculated by dividing banking net interest income by average interest-earning banking assets. A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£m	£m	£m

Banking net interest income – underlying basis	5,789	5,426	5,633
Insurance division	(73)	(64)	(67)
Other net interest income (including trading activity)	(1)	42	5
Net interest income – underlying basis excluding TSB	5,715	5,404	5,571
Asset sales and other items	(174)	(303)	(316)
TSB	192	400	386
Insurance gross up	(241)	(239)	(243)
Group net interest income – statutory	5,492	5,262	5,398

Average interest-earning banking assets exclude TSB and are calculated gross of related impairment allowances, and relate solely to customer and product balances in the banking businesses on which interest is earned or paid.

	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£bn	£bn	£bn

Average loans and advances (gross)	457.4	477.4	468.8
Non-banking assets and other adjustments1	(12.6)	(11.8)	(12.1)
Average interest-earning assets excluding TSB	444.8	465.6	456.7

1	Other adjustments include assets that are netted for interest earning purposes and reverse repos.

3.	Volatility arising in insurance businesses

The Group’s statutory result before tax included positive volatility totalling £18 million compared to negative volatility of £122 million in 2014.

Volatility comprises the following:
	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£m	£m	£m

Insurance volatility	(109)	(133)	(86)
Policyholder interests volatility	83	43	(26)
Total volatility	(26)	(90)	(112)
Insurance hedging arrangements	44	(32)	6
Total	18	(122)	(106)

ADDITIONAL INFORMATION (continued)

Insurance volatility
The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

The expected gross investment returns used to determine the underlying profit of the business are based on prevailing market rates and published research into historical investment return differentials for the range of assets held. Where appropriate, rates are updated throughout the year to reflect changing market conditions and changes in the asset mix. In 2015 the basis for calculating these expected returns has been enhanced to reflect an average of the 15 year swap rate over the preceding 12 months and where appropriate, rates are updated throughout the year to reflect changing market conditions. The negative insurance volatility during the period ended 30 June 2015 of £109 million primarily reflects an adverse performance on cash investments in the period relative to the expected return and an increase in yields.

Policyholder interests volatility
Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the expected approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility. In the first half of 2015, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £83 million (first half of 2014: £43 million) relating to offsetting movements in equity, bond and gilt returns.

Insurance hedging arrangements
The Group purchased put option contracts in 2015 to protect against deterioration in equity market conditions and the consequent negative impact on the value of in-force business on the Group balance sheet. These were financed by selling some upside potential from equity market movements. On a mark-to-market basis a gain of £44 million was recognised in relation to these contracts in the first half of 2015.

4.         Number of employees
	At 30 June 2015	At 31 Dec 2014

Retail	33,130	35,032
Commercial Banking	6,473	6,212
Consumer Finance	3,413	3,483
Insurance	1,963	2,015
Group operations, functions and run-off	33,274	32,407
TSB	−	7,685
	78,253	86,834
Agency staff, interns and scholars	(2,628)	(2,344)
Total number of employees (full-time equivalent)	75,625	84,490
Total number of employees excluding TSB		76,978

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The most significant risks faced by the Group which could impact the success of delivering against the Group’s long-term strategic objectives and through which global macro-economic, regulatory developments and market liquidity dynamics could manifest, are detailed below.  Except where noted, there has been no significant change to the description of these risks or key mitigating actions disclosed in the Group’s 2014 Annual Report and Accounts, with any quantitative disclosures updated herein.

Credit risk – Adverse changes in the economic and market environment or the credit quality of our counterparties and customers could reduce asset values; potentially increase write-downs and allowances for impairment losses thereby adversely impacting profitability. Refer to 2014 Annual Report and Accounts for mitigating actions and further details.

Conduct risk – We face significant potential conduct risk, including selling products which do not meet customer needs; failing to deal with complaints effectively and exhibiting behaviours which do not meet market or regulatory standards. Refer to 2014 Annual Report and Accounts for mitigating actions and further details.

Market risk – Key market risks include interest rate and credit spread in the Banking business, credit spread and equity in the Insurance business and the defined benefit pension schemes where asset and liability movements impact on our capital position. Refer to 2014 Annual Report and Accounts for mitigating actions and further details. In addition, a Group hedge has been implemented to provide protection from Insurance equity volatility.

Operational risk – Significant operational risks which may result in financial loss, disruption or damage to the reputation of the Group, including the availability, resilience and security of our core IT systems and the potential for failings in our customer processes. Refer to 2014 Annual Report and Accounts for mitigating actions and further details.

Capital risk – Future capital position is potentially at risk from a worsening macroeconomic environment, which could lead to adverse financial performance and deplete capital resources and/or increase capital requirements. Refer to 2014 Annual Report and Accounts for mitigating actions and further details.

Funding and liquidity risk – Our funding and liquidity position is supported by a significant and stable customer deposit base. A deterioration in either our or the UK’s credit rating, or a sudden and significant withdrawal of customer deposits could adversely impact our funding and liquidity position. Refer to 2014 Annual Report and Accounts for mitigating actions and further details. In addition, the Group has a contingency funding plan providing management actions and strategies available in stressed conditions.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Legal and regulatory risk – The Group and its businesses are subject to ongoing regulation, associated legal and regulatory risks, and legal and regulatory actions. They are also subject to the effects of changes in the laws, regulations, policies, voluntary codes of practice (as well as in their respective interpretations) and court rulings in the UK, the European Union and the other markets in which the Group operates. These laws and regulations include (i) increased regulatory oversight, particularly in respect of conduct issues; (ii) prudential regulatory developments; and (iii) industry-wide initiatives. Depending on the specific nature of the requirements and how they are enforced, such changes could have a significant impact on the Group's operations, business prospects, structure, costs and/or capital requirements.

Mitigating actions
•
The Legal, Regulatory and Mandatory Change Committee ensure we drive forward activity to develop plans for ensuring delivery of all legal and regulatory changes and track their progress against those plans.

•	Continued investment in our people, processes, training and IT systems is assisting us in meeting our legal and regulatory commitments.
•	Engagement with the regulatory authorities on forthcoming regulatory changes, market reviews and CMA investigations.

•	Defined and embedded conduct risk strategy.

Governance risk – Against a background of increased regulatory focus on governance and risk management the most significant challenges arise from the Senior Managers and Certification Regime (SMR) which comes into operation in March 2016 and the requirement to Ring Fence core UK financial services and activities from January 2019.

Mitigating actions
•	The Group’s response to SMR is managed through a programme with workstreams addressing the implementation of each of the major components.

•
A programme is in place to address the requirements of ring fencing and the Group is in close and regular contact with regulators to develop the plans for our anticipated operating and legal structures.

•	Our aim is to ensure that evolving risk and governance arrangements continue to reflect the balance of business in the Group while adhering to regulatory objectives.

People risk – Key people risks include the risk that the Group may fail to attract and retain talent in an increasingly competitive marketplace, particularly in the light of the introduction of the Senior Managers and Certification Regime in 2016 which introduces a reverse burden of proof and increased accountability.

Mitigating actions
•	Focused actions on delivery of strategies to attract, retain and develop high calibre people.

•	Maintain compliance with legal and regulatory requirements relating to Senior Managers and Certification Regime, embedding compliant and appropriate colleague behaviours.

•	Continue focus on the Group’s culture, delivering initiatives which reinforce behaviours to generate the best long-term outcomes for customers and colleagues.

CREDIT RISK PORTFOLIO

Significant reduction in impairments and impaired assets
•	The impairment charge decreased by 75 per cent from £707 million to £179 million in the first half of 2015 compared to the first half of 2014. The impairment charge has decreased across all divisions.

•	The reduction reflects lower levels of new impairment as a result of effective risk management, improving economic conditions and the continued low interest rate environment.

•	The impairment charge also benefited from provision releases but at lower levels than seen during the first half of 2014.

•	The impairment charge as a percentage of average loans and advances to customers improved to 0.09 per cent compared to 0.30 per cent during the first half of 2014.

•
Impaired loans as a percentage of closing advances reduced to 2.7 per cent at 30 June 2015, from 2.9 per cent at 31 December 2014 driven by improvements in all divisions. Impaired loans reduced by £1,828 million during the period, mainly due to disposals, write-offs and lower levels of newly impaired loans.

Low risk culture and prudent risk appetite
•
The Group is delivering sustainable lending growth by maintaining its lower risk origination discipline despite terms and conditions in the market being impacted by excess liquidity. The overall quality of the portfolio has improved over the last 12 months.

•	The Group continues to deliver above market lending growth in SME whilst maintaining its prudent risk appetite.

•
The Group continues to adopt a conservative stance across the Eurozone, maintaining close portfolio scrutiny and oversight. The Group has minimal direct exposure to Greece. Detailed contingency plans are in place and exposures to financial institutions domiciled in peripheral Eurozone countries remain modest and managed within tight risk parameters.

Re-shaping of the Group is fundamentally complete
•	Run-off net external assets have reduced from £16,857 million to £14,411 million during the first half of 2015 in a capital accretive way.

•
The Run-off portfolio now represents only 2.7 per cent of the overall Group’s loans and advances and poses substantially less downside risk to the Group. The remaining assets are the subject of frequent review, and are impaired to appropriate levels based on external evidence and internal reviews.

•
The Group continues to reduce its exposure to Ireland with gross loans and advances further reduced by £1,258 million to £6,642 million gross (net £4,437 million) during the first half of 2015; due to disposals, write-offs and net repayments.

•
The Irish wholesale portfolio remains significantly impaired at 91.5 per cent, with provision coverage of 85.8 per cent. Net exposure in Ireland wholesale has fallen to £572 million (31 December 2014: £956 million).

•	The Irish Retail portfolio has reduced from £4,464 million at 31 December 2014 to £3,984 million at 30 June 2015.

CREDIT RISK PORTFOLIO (continued)

Impairment charge by division
	Half-year to 30 June 2015	Half-year to 30 June 2014	Change since 30 June 2014	Half-year to 31 Dec 2014
	£m	£m	%	£m
Retail:
Secured	49	94	48	187
Loans and overdrafts	102	165	38	114
Other	12	17	29	22
	163	276	41	323
Commercial Banking:
SME	(4)	5		10
Other	11	24	54	44
	7	29	76	54
Consumer Finance:
Credit Cards	21	69	70	117
Asset Finance UK	21	8		22
Asset Finance Europe	(2)	1		(2)
	40	78	49	137
Run-off:
Ireland retail	(2)	13		(19)
Ireland commercial real estate	16	56	71	11
Ireland corporate	59	182	68	65
Corporate real estate and other corporate	(52)	92		(120)
Specialist finance	(25)	30		(8)
Other	(28)	(49)	(43)	(50)
	(32)	324		(121)
Central items	1	−		2
Total impairment charge	179	707	75	395

Impairment charge as a % of average advances	0.09%	0.30%	(21)bp	0.17%

Total impairment charge comprises:
	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£m	£m	£m

Loans and advances to customers	198	705	380
Debt securities classified as loans and receivables	(2)	−	2
Available-for-sale financial assets	−	2	3
Other credit risk provision	(17)	−	10
Total impairment charge	179	707	395

CREDIT RISK PORTFOLIO (continued)

Group impaired loans and provisions
At 30 June 2015	Loans and advances to customers	Impaired Loans	Impaired loans as % of closing advances	Impairment provisions1	Impairment provision as % of impaired loans2
	£m	£m	%	£m	%

Retail:
Secured	301,044	3,880	1.3	1,414	36.4
Loans and overdrafts	10,149	641	6.3	195	78.9
Other	3,775	280	7.4	48	19.0
	314,968	4,801	1.5	1,657	37.8
Commercial Banking:
SME	29,016	1,352	4.7	264	19.5
Other	72,319	1,357	1.9	919	67.7
	101,335	2,709	2.7	1,183	43.7
Consumer Finance:
Credit Cards	9,189	424	4.6	156	78.8
Asset Finance UK	8,386	154	1.8	117	76.0
Asset Finance Europe	4,516	45	1.0	21	46.7
	22,091	623	2.8	294	74.1
Run-off:
Ireland retail	3,984	121	3.0	119	98.3
Ireland commercial real estate	1,411	1,326	94.0	1,151	86.8
Ireland corporate	1,247	1,105	88.6	935	84.6
Corporate real estate and other corporate	2,623	1,147	43.7	691	60.2
Specialist finance	4,942	530	10.7	366	69.1
Other	1,386	118	8.5	121	102.5
	15,593	4,347	27.9	3,383	77.8
Reverse repos and other items3	5,329	−	−	−	−
Total gross lending	459,316	12,480	2.7	6,517	55.1
Impairment provisions	(6,517)
Fair value adjustments4	(372)
Total Group	452,427

1	Impairment provisions include collective unimpaired provisions.
2
Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries
(£394 million in Retail loans and overdrafts, £27 million in Retail other and £226 million in Consumer Finance credit cards).

3
Includes £5.1 billion (31 December 2014: £4.4 billion) of lower risk loans transferred from Commercial Banking and Retail divisions into Insurance division’s shareholder funds to support the Insurance division’s annuity portfolio.

4
The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets, although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). The fair value unwind in respect of impairment losses incurred was £37 million for the period ended 30 June 2015
(30 June 2014: £90 million). The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.

CREDIT RISK PORTFOLIO (continued)

Group impaired loans and provisions (continued)
At 31 December 2014	Loans and advances to customers	Impaired Loans	Impaired loans as % of closing advances	Impairment provisions1	Impairment provision as % of impaired loans2
	£m	£m	%	£m	%

Retail:
Secured	303,121	3,911	1.3	1,446	37.0
Loans and overdrafts	10,395	695	6.7	220	85.3
Other	3,831	321	8.4	68	23.1
	317,347	4,927	1.6	1,734	38.8
Commercial Banking:
SME	28,256	1,546	5.5	398	25.7
Other	74,203	1,695	2.3	1,196	70.6
	102,459	3,241	3.2	1,594	49.2
Consumer Finance:
Credit Cards	9,119	499	5.5	166	76.5
Asset Finance UK	7,204	160	2.2	112	70.0
Asset Finance Europe	4,950	61	1.2	31	50.8
	21,273	720	3.4	309	70.5
Run-off:
Ireland retail	4,464	120	2.7	141	117.5
Ireland commercial real estate	1,797	1,659	92.3	1,385	83.5
Ireland corporate	1,639	1,393	85.0	1,095	78.6
Corporate real estate and other corporate	3,947	1,548	39.2	911	58.9
Specialist finance	4,835	364	7.5	254	69.8
Other	1,634	131	8.0	141	107.6
	18,316	5,215	28.5	3,927	75.3
TSB	21,729	205	0.9	88	42.9
Reverse repos and other items3	9,635
Total gross lending	490,759	14,308	2.9	7,652	56.4
Impairment provisions	(7,652)
Fair value adjustments	(403)
Total Group	482,704

1	Impairment provisions include collective unimpaired provisions.
2
Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries
(£437 million in Retail loans and overdrafts, £26 million in Retail other and £282 million in Consumer Finance credit cards).

3
Includes £4.4 billion of lower risk loans (social housing, infrastructure and education) transferred from Commercial Banking division into Insurance division’s shareholder funds to support the Group’s annuity portfolio.

CREDIT RISK PORTFOLIO (continued)

Retail

•	The impairment charge was £163 million in the first half of 2015, a decrease of 41 per cent against the first half of 2014. Reductions were seen across all portfolios.

•	The impairment charge, as a percentage of average loans and advances to customers, improved to 0.10 per cent in the first half of 2015 from 0.18 per cent in the first half of 2014.

•	Impaired loans decreased by £126 million in the first half of 2015 to £4,801 million which represented 1.5 per cent of closing loans and advances to customers (31 December 2014: 1.6 per cent).

Secured
•
The impairment charge was £49 million in the first half of 2015, a decrease of 48 per cent against the first half of 2014. The impairment charge as a percentage of average loans and advances to customers, improved to 0.03 per cent in the first half of 2015 from 0.06 per cent in the first half of 2014.

•
Impaired loans reduced by £31 million in the first half of 2015 to £3,880 million. Impairment provisions as a percentage of impaired loans decreased to 36.4 per cent from 37.0 per cent at 31 December 2014.

•	The value of mortgages greater than three months in arrears (excluding repossessions) decreased by £175 million to £6,169 million at 30 June 2015 compared to £6,344 million at 31 December 2014.

•
The average indexed loan to value (LTV) on the mortgage portfolio at 30 June 2015 decreased to 45.9 per cent compared with 49.2 per cent at 31 December 2014. The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 1.2 per cent at 30 June 2015, compared with 2.2 per cent at 31 December 2014.

•	The average LTV for new mortgages and further advances written in the first half of 2015 was 64.6 per cent compared with 64.8 per cent for 2014.

Loans and overdrafts
•
The impairment charge was £102 million in the first half of 2015, a decrease of 38 per cent against the first half of 2014. The reduction was driven by a continued underlying improvement of portfolio quality supported by write-backs from the sale of recoveries assets.

•	The impairment charge as a percentage of average loans and advances to customers, improved to 1.94 per cent in the first half of 2015 from 3.09 per cent in the first half of 2014.

•	Impaired loans reduced by £54 million in the first half of 2015 to £641 million representing 6.3 per cent of closing loans and advances to customers, compared with 6.7 per cent at 31 December 2014.

Retail secured and unsecured loans and advances to customers
	At 30 June 2015	At 31 Dec 2014
	£m	£m

Mainstream	226,174	228,176
Buy-to-let	54,172	53,322
Specialist1	20,698	21,623
	301,044	303,121

Loans	8,068	8,204
Overdrafts	2,081	2,191
Wealth	2,895	2,962
Retail Business Banking	880	869
	13,924	14,226

Total	314,968	317,347

1	Specialist lending has been closed to new business since 2009.

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

Retail mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans1		Total mortgage balances %
	June 2015	Dec 2014	June 2015	Dec 2014	June 2015	Dec 2014	June 2015	Dec 2014
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	36,556	37,849	1.6	1.7	3,960	4,102	1.8	1.8
Buy-to-let	5,147	5,077	1.1	1.1	651	658	1.2	1.2
Specialist	9,252	9,429	6.4	6.3	1,558	1,584	7.5	7.3
Total	50,955	52,355	1.8	1.8	6,169	6,344	2.0	2.1

1	Value of loans represents total book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 601 cases at 30 June 2015 compared to 1,740 cases at 31 December 2014.

Period end and average LTVs across the Retail mortgage portfolios

At 30 June 2015	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%

Less than 60%	52.9	44.5	41.0	50.6	50.9	30.0
60% to 70%	21.1	29.3	21.2	22.5	22.6	18.1
70% to 80%	15.4	14.1	17.5	15.3	15.3	18.6
80% to 90%	7.6	8.9	12.3	8.2	8.1	13.9
90% to 100%	2.1	2.1	4.2	2.2	2.1	9.3
Greater than 100%	0.9	1.1	3.8	1.2	1.0	10.1
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	226,174	54,172	20,698	301,044	297,164	3,880
Average loan to value:1
Stock of residential mortgages	43.3	56.7	54.4	45.9
New residential lending	65.0	62.7	n/a	64.6
Impaired mortgages	55.3	74.4	67.3	59.9

At 31 December 2014	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%

Less than 60%	44.6	32.4	31.4	41.5	41.7	22.5
60% to 70%	19.9	27.3	19.5	21.2	21.3	15.3
70% to 80%	18.5	21.8	19.8	19.2	19.2	17.8
80% to 90%	10.6	9.4	14.9	10.7	10.6	16.7
90% to 100%	4.5	6.8	8.7	5.2	5.2	11.9
Greater than 100%	1.9	2.3	5.7	2.2	2.0	15.8
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	228,176	53,322	21,623	303,121	299,210	3,911
Average loan to value:1
Stock of residential mortgages	46.3	61.3	59.2	49.2
New residential lending	65.3	62.7	n/a	64.8
Impaired mortgages	60.1	81.0	72.6	64.9

1	Average loan to value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

•
The impairment charge was £7 million in the first half of 2015, 76 per cent lower than the £29 million in the first half of 2014. This has been driven by lower levels of new impairment as a result of effective risk management, improving economic conditions and the continued low interest rate environment.

•	The charge also benefited from provision releases but at lower levels than seen during 2014.

•
The obligor quality of the Commercial Banking lending portfolio is predominantly rated good or better. New business is generally of good quality and better than the overall back book average. Surplus market liquidity continues to lead to some relaxation of credit conditions in the marketplace, although the Group remains disciplined within its low risk appetite.

•
The impairment charge as a percentage of average loans and advances improved to 0.04 per cent in the first half of 2015 from 0.05 per cent in the first half of 2014, and from 0.10 per cent for the half year to 31 December 2014.

•
Impaired loans reduced by 16.4 per cent to £2,709 million at 30 June 2015 compared with 31 December 2014 (£3,241 million). Impaired loans as a percentage of closing loans and advances to customers reduced to 2.7 per cent from 3.2 per cent at 31 December 2014.

•	Impairment provisions reduced to £1,183 million at 30 June 2015 (December 2014: £1,594 million) and includes collective unimpaired provisions of £277 million (December 2014: £338 million).

SME
•
The SME Banking portfolio continues to grow within prudent credit risk appetite parameters. As a result of the Group’s customer driven relationship management, net lending has increased 5 per cent since June 2014. This also reflects the Group’s commitment to the UK economy and the Funding for Lending Scheme.

•	Portfolio credit quality has remained stable or improved across all key metrics.

•	There was a net release of £4 million compared to a net charge of £5 million in the first half of 2014. SME continues to benefit from provision releases which offset minimal gross charges incurred.

Other Commercial Banking
•	Other Commercial Banking comprises £72,319 million of gross loans and advances to customers in Mid Markets, Global Corporates and Financial Institutions.

•	The Mid Markets portfolio remains UK focused and dependent on the performance of the domestic economy. Overall credit quality remained stable.

•
The Global Corporate portfolio continues to be predominantly investment grade focused and is performing well against the backdrop of a stable economic UK environment. The quality of the portfolio remains good and is managed within the bank’s prudent agreed risk appetite.

•
The real estate business within the Group’s Mid Markets and Global Corporate portfolio is focused upon the larger end of the UK property market ranging from medium sized and substantial unquoted private real estate portfolios up to the publicly listed and funds sector. Portfolio credit quality remains good being underpinned by seasoned management teams with proven asset management skills. The number of new impaired connections is minimal and new business propositions continue to be written in line with agreed risk appetite.

•
Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client focused or held to support the Group’s funding, liquidity or general hedging requirements.

•	Trading exposures continue to be predominantly short-term and/or collateralised with inter-bank activity mainly undertaken with fully acceptable investment grade counterparties.

•	The Group continues to adopt a conservative stance across the Eurozone maintaining close portfolio scrutiny and oversight particularly given the current macro environment and horizon risks.

CREDIT RISK PORTFOLIO (continued)

Consumer Finance

•
The impairment charge reduced by 49 per cent to £40 million in the first half of 2015 compared to £78 million in the first half of 2014. The reduction was driven by a continued underlying improvement of portfolio quality supported by write-backs from the sale of recoveries assets in the Credit Cards portfolio.

•	Impaired loans decreased by £97 million in the first half of 2015 to £623 million which represented 2.8 per cent of closing loans and advances to customers (31 December 2014: 3.4 per cent).

Run-off

Ireland
•
Within the Ireland book the most significant contribution to impaired loans is the Commercial Real Estate portfolio where 94.0 per cent of the portfolio is impaired. The impairment coverage ratio has increased to 86.8 per cent from 83.5 per cent at 31 December 2014, predominantly due to the impact of deleveraging activities. Net lending in Ireland Commercial Real Estate has reduced to £260 million (31 December 2014: £412 million).

•
Total impaired loans within the Irish retail mortgage portfolio are broadly stable at £121 million (31 December 2014: £118 million). The average indexed loan to value (LTV) at 30 June 2015 increased to 89.5 per cent compared with 88.5 per cent at December 2014. The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 38.2 per cent at 30 June 2015, compared with 38.9 per cent at 31 December 2014.

Corporate real estate and other corporate
•
This portfolio predominantly consists of UK real estate loans together with other Corporate loans relating to real estate sectors, supported by trading activities (such as hotels, housebuilders and care homes).

•
The continuing proactive management by the specialist teams in line with improvement in real estate market conditions has enabled a number of write-backs on previously impaired loans during 2015, with a net impairment write-back of £52 million in the first half of 2015, compared to an impairment charge of £92 million in the first half of 2014.

•
Net loans and advances reduced by £1,104 million, from £3,036 million to £1,932 million for the first six months of 2015 (36 per cent reduction versus 35 per cent for first six months of 2014) as the portfolio continues to reduce significantly ahead of expectations.

Specialist Finance
•
Net loans and advances for the Specialist Finance Asset Based Run-off portfolio stood at £4,576 million at 30 June 2015 (gross £4,942 million), and include Ship Finance, Aircraft Finance and Infrastructure, with around half of the remaining lending in the lower risk leasing sector.

•
The portfolio also includes a reducing Treasury Asset legacy investment portfolio, which together with operating leases, gives total net external assets of £6,226 million at 30 June 2015 (gross £6,592 million).

CREDIT RISK PORTFOLIO (continued)

Run-off (continued)

Ireland retail mortgage LTV analysis

At 30 June 2015	Unimpaired		Impaired		Total
	£m	%	£m	%	£m	%

Less than 60%	878	22.7	17	14.1	895	22.5
60% to 70%	322	8.3	5	4.1	327	8.2
70% to 80%	373	9.7	6	5.0	379	9.5
80% to 100%	843	21.8	19	15.7	862	21.6
100% to 120%	842	21.8	16	13.2	858	21.5
120% to 140%	445	11.5	17	14.1	462	11.6
Greater than 140%	160	4.2	41	33.8	201	5.1
Total	3,863	100.0	121	100.0	3,984	100.0
Average loan to value:
Stock of residential mortgages						89.5
Impaired mortgages						151.2

At 31 December 2014	Unimpaired		Impaired		Total
	£m	%	£m	%	£m	%

Less than 60%	979	22.5	18	15.2	997	22.4
60% to 70%	356	8.2	4	3.4	360	8.1
70% to 80%	425	9.8	4	3.4	429	9.6
80% to 100%	925	21.3	14	11.9	939	21.0
100% to 120%	933	21.5	15	12.7	948	21.2
120% to 140%	505	11.6	14	11.9	519	11.6
Greater than 140%	221	5.1	49	41.5	270	6.1
Total	4,344	100.0	118	100.0	4,462	100.0
Average loan to value:
Stock of residential mortgages						88.5
Impaired mortgages						124.7

CREDIT RISK PORTFOLIO (continued)

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial stress. Forbearance policies are disclosed in Note 54 of the Group’s 2014 Annual Report and Accounts, pages 305 to 314.

Retail forbearance
At 30 June 2015, UK retail secured loans and advances currently or recently subject to forbearance were 1.3 per cent (31 December 2014: 1.4 per cent) of total UK retail secured loans and advances.

At 30 June 2015, unsecured retail loans and advances currently or recently subject to forbearance were 1.4 per cent (31 December 2014: 1.6 per cent) of total unsecured retail loans and advances. Further analysis of the forborne loan balances is set out below.

UK retail lending
	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are currently or recently forborne
	At June 2015	At Dec 2014	At June 2015	At Dec 2014	At June 2015	At Dec 2014
	£m	£m	£m	£m	%	%
UK secured lending:
Temporary forbearance arrangements
Reduced contractual monthly payment	82	146	9	29	2.1	6.0
Reduced payment arrangements	428	552	55	69	4.4	3.4
	510	698	64	98	4.0	4.0
Permanent treatments
Repair and term extensions	3,263	3,696	159	168	4.5	3.5
Total	3,773	4,394	223	266	4.4	3.5

UK unsecured lending:
Loans and overdrafts	147	162	120	139	37.2	39.4

1
£3,550 million of current and recent forborne UK Secured loans and advances were not impaired at 30 June 2015 (31 December 2014: £4,128 million). £27 million of current and recent forborne loans and overdrafts were not impaired at 30 June 2015 (31 December 2014: £23 million).

CREDIT RISK PORTFOLIO (continued)

Commercial Banking forbearance
At 30 June 2015, £3,927 million (December 2014: £5,137 million) of total loans and advances were forborne of which £2,709 million (December 2014: £3,241 million) were impaired. The coverage ratio for forborne loans decreased from 31.0 per cent at 31 December 2014 to 30.1 per cent at 30 June 2015.

Unimpaired forborne loans and advances were £1,218 million at 30 June 2015 (December 2014: £1,896 million). The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £5 million) as at 30 June 2015 by type of forbearance:

	30 June 2015	31 Dec 2014
	£m	£m
Type of unimpaired forbearance:
UK1 exposures > £5m
Covenants	421	1,018
Extensions	333	426
Multiple	72	6
	826	1,450
Exposures < £5m and other non-UK1	392	446
Total	1,218	1,896

1	Based on location of the office recording the transaction.

Consumer Finance forbearance
At 30 June 2015, Consumer Credit Cards loans and advances currently or recently subject to forbearance were 2.6 per cent (31 December 2014: 2.6 per cent) of total Consumer Credit Cards loans and advances. At 30 June 2015, Asset Finance retail loans and advances on open portfolios currently subject to forbearance were 1.7 per cent (31 December 2014: 2.1 per cent) of total Asset Finance retail loans and advances.

Analysis of the forborne loan balances
	Total loans and advances which are forborne		Total forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are forborne
	30 June 2015	31 Dec 2014	30 June 2015	31 Dec 2014	30 June 2015	31 Dec 2014
	£m	£m	£m	£m	%	%

Consumer Credit Cards	234	234	127	140	26.4	29.1
Asset Finance	103	109	52	53	25.8	20.5

1
£158 million of current and recent forborne loans and advances (Consumer Credit Cards: £107 million, Asset Finance: £51 million) were not impaired at 30 June 2015 (31 December 2014: Consumer Credit Cards: £94 million, Asset Finance: £56 million).

CREDIT RISK PORTFOLIO (continued)

Run-off forbearance

Ireland commercial real estate and corporate
All loans and advances in Ireland commercial real estate and corporate are treated as forborne (30 June 2015: £2,658 million, 31 December 2014: £3,436 million). At 30 June 2015, £2,431 million (31 December 2014: £3,052 million) were impaired. The coverage ratio for forborne loans increased from 72.2 per cent at 31 December 2014 to 78.5 per cent at 30 June 2015.

Secured retail lending – Ireland
At 30 June 2015, Irish retail secured loans and advances currently or recently subject to forbearance were 5.3 per cent (31 December 2014: 6.3 per cent) of total Irish retail secured loans and advances. Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are currently or recently forborne
	30 June 2015	31 Dec 2014	30 June 2015	31 Dec 2014	30 June 2015	31 Dec 2014
	£m	£m	£m	£m	%	%
Ireland secured lending:
Temporary forbearance arrangements
Reduced payment arrangements	35	41	26	28	35.2	34.0
Permanent treatments
Repair and term extensions	175	239	10	13	9.8	9.1
Total	210	280	36	41	14.1	12.7

1	£174 million of current and recent forborne loans and advances were not impaired at 30 June 2015 (31 December 2014: £239 million).

Corporate real estate, other corporate and Specialist Finance
At 30 June 2015, £1,725 million (31 December 2014: £1,998 million) of total loans and advances were forborne of which £1,677 million (31 December 2014: £1,912 million) were impaired. The coverage ratio for forborne loans increased from 58.3 per cent at 31 December 2014 to 61.3 per cent at 30 June 2015.

Unimpaired forborne loans and advances were £48 million at 30 June 2015 (December 2014: £86 million).

The table below sets out the Group’s largest unimpaired forborne loans and advances (exposures over £5 million) as at 30 June 2015 by type of forbearance:

	30 June 2015	31 Dec 2014
	£m	£m
Type of unimpaired forbearance
UK1 exposures > £5m
Covenants	6	−
Extensions	−	47
Multiple	24	24
	30	71
Exposures < £5m and other non-UK1	18	15
Total	48	86

1	Based on location of the office recording the transaction.

FUNDING AND LIQUIDITY MANAGEMENT

The Group’s funding position has been significantly strengthened and the Group has transformed its balance sheet structure in recent years. As a result the Group has set a new loan to deposit ratio range of 105 per cent to 110 per cent, which the Group remained comfortably within during the first half of 2015. During this period the Group has also maintained the liquidity buffer at a broadly consistent level.

Total funded assets reduced by £25.3 billion to £468.1 billion. Loans and advances to customers, excluding reverse repos, reduced by £25.3 billion and customer deposits, excluding repos, decreased by £30.6 billion all primarily driven by the sale of TSB. Excluding TSB, loans and advances decreased by £3.7 billion with increased net lending in Consumer Finance offset by reductions in the run off portfolio. Customer deposits on an equivalent basis decreased by £6 billion with increases in Commercial Banking offset by reductions in retail tactical deposits and online deposits within Consumer Finance.

Wholesale funding has reduced by £0.5 billion to £116.0 billion, with the volume with a residual maturity less than one year remaining broadly stable at £38.9 billion (£41.1 billion at 31 December 2014). The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) increased to 66 per cent (65 per cent at 31 December 2014).

During the first half of 2015 the Group’s term issuance costs have remained broadly in line with 2014 and significantly lower than previous years. Term wholesale funding demand has been lower in recent years as the Group contracted its balance sheet. The Group now has a stable and managed term wholesale funding programme, consistent with the stable balance sheet. Term funding volumes are expected to remain broadly consistent with 2015 over the next few years.

Standard and Poor’s, Moody’s and Fitch have now completed their reviews of Lloyds Bank's ratings following the UK implementation of the EU Bank Recovery and Resolution Directive. In all cases, Lloyds Bank’s ratings were either reaffirmed or upgraded due to the delivery of our strategy to be a low risk, customer focused UK bank and/or recognition of the protection Lloyds’ sizeable subordinated debt buffer provides to senior creditors. In particular, Fitch upgraded Lloyds Bank to ‘A+’ from ‘A’ and revised the outlook to ‘Stable’ from ‘Negative’. Moody’s affirmed Lloyds’ rating at ‘A1’ and improved the outlook to ‘Positive’ from ‘Rating Under Review Negative’. S&P affirmed Lloyds’ rating at ‘A’ and improved the outlook to ‘Stable’ from ‘Credit Watch Negative’. Following these rating actions, Lloyds Bank's median rating has improved to ‘A+’ (previously ‘A’). The effects of a potential downgrade from all three rating agencies are included in the Group liquidity stress testing.

The Liquidity Coverage Ratio (LCR) is due to become the Pillar 1 standard for liquidity in the UK from October 2015. Following finalisation of requirements from the PRA, the Group expects to meet the minimum requirements and has a robust and well governed reporting framework in place for both regulatory reporting and internal management information.

The combination of a strong balance sheet and access to a wide range of funding markets, including government and central bank schemes, provides the Group with a broad range of options with respect to funding the balance sheet in the future, including in the event of a severe market dislocation.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Group funding position
	At 30 June 2015	At 31 Dec 2014	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers1	452.3	477.6	(5)
Loans and advances to banks2	4.8	3.0	60
Debt securities	1.6	1.2	33
Reverse repurchase agreements	−	−	−
Available-for-sale financial assets – secondary3	5.1	8.0	(36)
Cash balances4	4.3	3.6	19
Funded assets	468.1	493.4	(5)
Other assets5	253.1	265.2	(5)
	721.2	758.6	(5)
On balance sheet primary liquidity assets6
Reverse repurchase agreements	0.5	7.0	(93)
Balances at central banks – primary4	63.4	46.9	35
Available-for-sale financial assets – primary	27.1	48.5	(44)
Held-to-maturity financial assets – primary	20.0	−
Trading and fair value through profit and loss	(3.1)	(6.1)	(49)
Repurchase agreements	(6.3)	−
	101.6	96.3	6
Total Group assets	822.8	854.9	(4)
Less: other liabilities5	(242.0)	(240.3)	1
Funding requirement	580.8	614.6	(5)
Funded by
Customer deposits7	416.5	447.1	(7)
Wholesale funding8	116.0	116.5	−
	532.5	563.6	(6)
Repurchase agreements	0.3	1.1	(73)
Total equity	48.0	49.9	(4)
Total funding	580.8	614.6	(5)

1	Excludes £0.1 billion (31 December 2014: £5.1 billion) of reverse repurchase agreements.
2
Excludes £18.3 billion (31 December 2014: £21.3 billion) of loans and advances to banks within the Insurance business and £0.4 billion (31 December 2014: £1.9 billion) of reverse repurchase agreements.

3	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4	Cash balances and balances at central banks – primary are combined in the Group’s balance sheet.
5	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
6
Primary liquidity assets are PRA eligible liquid assets, including UK Gilts, US Treasuries, Euro AAA government debt, designated multilateral development bank debt and unencumbered cash balances held at central banks.

7	Excluding repurchase agreements at 30 June 2015 of £0.1 billion (31 December 2014: £nil).
8	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Reconciliation of Group funding to the balance sheet

At 30 June 2015	Included in funding analysis	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	8.9	8.1	−	17.0
Debt securities in issue	84.0	−	(6.2)	77.8
Subordinated liabilities	23.1	−	(0.5)	22.6
Total wholesale funding	116.0	8.1
Customer deposits	416.5	0.1	−	416.6
Total	532.5	8.2

At 31 December 2014	Included in funding analysis	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	9.8	1.1	−	10.9
Debt securities in issue	80.6	−	(4.4)	76.2
Subordinated liabilities	26.1	−	(0.1)	26.0
Total wholesale funding	116.5	1.1
Customer deposits	447.1	−	−	447.1
Total	563.6	1.1

Analysis of 2015 total wholesale funding by residual maturity

	Less than one month		One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 30 June 2015	Total at 31 Dec 2014
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks		6.8	1.1	0.3	0.3	−	0.1	−	0.3	8.9	9.8
Debt securities in issue:
Certificates of deposit		1.0	2.5	1.3	3.1	1.0	−	−	−	8.9	6.8
Commercial paper		2.4	2.6	0.3	0.4	0.2	−	−	−	5.9	7.3
Medium-term notes1		0.8	1.1	1.2	1.5	1.9	4.8	10.8	11.9	34.0	29.2
Covered bonds		1.2	−	−	−	1.2	6.7	4.5	10.6	24.2	25.2
Securitisation		0.5	1.3	2.0	1.1	0.6	2.7	1.8	1.0	11.0	12.1
		5.9	7.5	4.8	6.1	4.9	14.2	17.1	23.5	84.0	80.6
Subordinated liabilities		−	0.6	0.2	0.2	0.2	3.3	6.5	12.1	23.1	26.1
Total wholesale funding2	1	12.7	9.2	5.3	6.6	5.1	17.6	23.6	35.9	116.0	116.5

1	Medium-term notes include funding from the National Loan Guarantee Scheme (30 June 2015: £1.4 billion; 31 December 2014: £1.4 billion).
2	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Analysis of 2015 term issuance

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	0.7	0.9	−	−	1.6
Medium-term notes	0.3	3.5	1.8	0.8	6.4
Covered bonds	1.5	−	−	−	1.5
Private placements1	0.7	1.3	1.3	−	3.3
Subordinated liabilities	−	−	−	−	−
Total issuance	3.2	5.7	3.1	0.8	12.8

1	Private placements include structured bonds and term repurchase agreements (repos).

Term issuance for the first half of 2015 totalled £12.8 billion with the majority across medium term notes and private placements. Utilisation of the UK government’s Funding for Lending Scheme (FLS) has further underlined the Group’s support to the UK economic recovery and the Group remains committed to passing the benefits of this low cost funding on to its customers. As of 30 June 2015, the Group had drawn £24 billion under the FLS. The maturities for the FLS are fully factored into the Group’s funding plan.

Liquidity portfolio
At 30 June 2015, the Banking business had £109.0 billion (31 December 2014: £109.3 billion) of highly liquid unencumbered assets in its primary liquidity portfolio which are available to meet cash and collateral outflows and PRA regulatory requirements. A separate liquidity portfolio to mitigate Insurance liquidity risk is managed within the Insurance business. Primary liquid assets are broadly equivalent to the Group’s total wholesale funding, and thus provides a substantial buffer in the event of continued market dislocation.

Primary liquidity	At 30 June 2015	At 31 Dec 2014	Average 2015	Average 2014
	£bn	£bn	£bn	£bn

Central bank cash deposits	63.4	46.9	64.6	62.3
Government/MDB bonds1	45.6	62.4	47.6	47.9
Total	109.0	109.3	112.2	110.2

Secondary liquidity	At 30 June 2015	At 31 Dec 2014	Average 2015	Average 2014
	£bn	£bn	£bn	£bn

High-quality ABS/covered bonds2	3.4	3.9	3.7	3.6
Credit institution bonds2	0.1	0.9	0.6	1.4
Corporate bonds2	0.2	0.6	0.5	0.3
Own securities (retained issuance)	16.4	20.6	17.8	22.2
Other securities	5.7	5.7	6.0	5.5
Other3	62.7	67.5	66.7	74.1
Total	88.5	99.2	95.3	107.1
Total liquidity	197.5	208.5

1	Designated multilateral development bank (MDB).
2	Assets rated A- or above.
3	Includes other central bank eligible assets.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

In addition the Banking business had £88.5 billion (31 December 2014: £99.2 billion) of secondary liquidity, the vast majority of which is eligible for use in a range of central bank or similar facilities and the Group routinely makes use of as part of its normal liquidity management practices. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

The entire primary liquidity portfolio and a subset of the secondary portfolio are LCR eligible. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of primary and secondary liquid assets. This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group. It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

Encumbered assets
The Board and Group Asset & Liability Committee monitor and manage total balance sheet encumbrance via a number of risk appetite metrics. At 30 June 2015, the Group had £134.7 billion (31 December 2014: £134.9 billion) of externally encumbered and £688.1 billion (31 December 2014: £720.0 billion) of unencumbered on balance sheet assets. Primarily the Group encumbers mortgages, lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. Refer to the 2014 Annual Report and Accounts for further details on how the Group classifies assets for encumbrance purposes.

CAPITAL MANAGEMENT

The Group continued to strengthen its Common Equity Tier 1 (CET1) ratio during the first half of 2015 through increased underlying profits and a reduction in risk-weighted assets. The positive impact of these items was partly offset by the interim dividend, conduct charges and the disposal of TSB.

•	The CET1 ratio increased 0.5 percentage points from 12.8 per cent to 13.3 per cent.

•	The leverage ratio has remained stable at 4.9 per cent.

•	The transitional total capital ratio reduced 0.3 percentage points from 22.0 per cent to 21.7 per cent.

Regulatory capital developments
The regulatory capital framework within which the Group operates continues to be developed at global, European and UK levels focusing on RWA calibration, leverage and bail in requirements, examples of which include the following:

•
At a global level the Basel Committee has issued consultation papers on the capital treatment of interest rate risk in the banking book (IRRBB) and on proposed revisions to the framework for the capital charge relating to Credit Valuation Adjustment (CVA) variability. We also await the outcome of the, now closed, consultations on proposed revisions to the Standardised Approach risk-weight framework in addition to initial proposals on the design of a new capital floors framework. In the meantime the fundamental review of the trading book (FRTB) is ongoing.

•
At a European level the European Banking Authority (EBA) has issued recommendations about the CVA capital treatment, including the possible removal of EU exemptions and final draft Regulatory Technical Standards (RTS) on Prudent Valuation Adjustments (PVA) and the criteria for determining minimum requirements for own funds and eligible liabilities (MREL).

•
In the UK the PRA is consulting on proposals for implementing the UK leverage ratio framework as recommended by the Financial Policy Committee. It has also recently finalised proposals to reform the Pillar 2 framework, including new approaches for determining Pillar 2A capital requirements and the setting of Pillar 2B capital requirements (the PRA buffer).

The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure the Group continues to maintain a strong capital position that exceeds the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

The Group is subject to Pillar 2A Individual Capital Guidance (ICG) from the PRA. This reflects a point in time estimate by the PRA, which may change over time, of the amount of capital that is needed in relation to risks not covered by Pillar 1. The Group’s underlying ICG remains unchanged over the half-year and as at 30 June 2015 equated to 3.9 per cent of risk-weighted assets, of which 2.2 per cent must be covered by CET1 capital. The 10 basis point increase in these percentages over the half-year is as a result of lower risk-weighted assets.

Capital position at 30 June 2015
The Group’s capital position as at 30 June 2015 is presented in the following section applying CRD IV transitional arrangements, as implemented in the UK by the PRA, and also on a fully loaded CRD IV basis.

CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
Capital resources	At 30 June 2015	At 31 Dec 2014	At 30 June 2015	At 31 Dec 2014
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	42,256	43,335	42,256	43,335
Adjustment to retained earnings for foreseeable dividends	(535)	(535)	(535)	(535)
Deconsolidation of insurance entities1	(1,262)	(824)	(1,262)	(824)
Adjustment for own credit	116	158	116	158
Cash flow hedging reserve	(429)	(1,139)	(429)	(1,139)
Other adjustments	239	333	239	333
	40,385	41,328	40,385	41,328
less: deductions from common equity tier 1
Goodwill and other intangible assets	(1,779)	(1,875)	(1,779)	(1,875)
Excess of expected losses over impairment provisions and value adjustments	(394)	(565)	(394)	(565)
Removal of defined benefit pension surplus	(718)	(909)	(718)	(909)
Securitisation deductions	(211)	(211)	(211)	(211)
Significant investments1	(2,575)	(2,546)	(2,575)	(2,546)
Deferred tax assets	(4,551)	(4,533)	(4,551)	(4,533)
Common equity tier 1 capital	30,157	30,689	30,157	30,689

Additional tier 1
Other equity instruments	5,355	5,355	5,355	5,355
Preference shares and preferred securities2	4,528	4,910	−	-
Transitional limit and other adjustments	(706)	(537)	−	-
	9,177	9,728	5,355	5,355
less: deductions from tier 1
Significant investments1	(1,180)	(859)	−	−
Total tier 1 capital	38,154	39,558	35,512	36,044

Tier 2
Other subordinated liabilities2	18,111	21,132	18,111	21,132
Deconsolidation of instruments issued by insurance entities1	(2,133)	(2,522)	(2,133)	(2,522)
Adjustments for non-eligible instruments	(467)	(675)	(1,095)	(1,857)
Amortisation and other adjustments	(3,224)	(3,738)	(4,840)	(5,917)
	12,287	14,197	10,043	10,836
Eligible provisions	475	333	475	333
less: deductions from tier 2
Significant investments1	(1,759)	(1,288)	(2,939)	(2,146)
Total capital resources	49,157	52,800	43,091	45,067

Risk-weighted assets	226,980	239,734	226,980	239,734

Common equity tier 1 capital ratio	13.3%	12.8%	13.3%	12.8%
Tier 1 capital ratio	16.8%	16.5%	15.6%	15.0%
Total capital ratio	21.7%	22.0%	19.0%	18.8%

1
For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk weighted, forming part of threshold risk-weighted assets.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.

CAPITAL MANAGEMENT (continued)

The key differences between the transitional capital calculation as at 30 June 2015 and the fully loaded equivalent are as follows:
•
Capital securities that previously qualified as tier 1 or tier 2 capital, but do not fully qualify under CRD IV, can be included in tier 1 or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022.

•	The significant investment deduction from AT1 will gradually transition to tier 2.

The movements in the transitional CET1, AT1, tier 2 and total capital positions in the period are provided below.

	Common Equity Tier 1	Additional Tier 1	Tier 2	Total capital
	£m	£m	£m	£m

At 31 December 2014	30,689	8,869	13,242	52,800
Profit attributable to ordinary shareholders1	600			600
Eligible minority interest	(470)			(470)
Adjustment to retained earnings for foreseeable dividends	(535)			(535)
Movement in treasury shares and employee share schemes	(269)			(269)
Pension movements:
Removal of defined benefit pension surplus	191			191
Movement through other comprehensive income	(242)			(242)
Available-for-sale reserve	(67)			(67)
Deferred tax asset	(18)			(18)
Goodwill and other intangible assets	96			96
Excess of expected losses over impairment provisions and value adjustments	171			171
Significant investments	(29)	(321)	(471)	(821)
Eligible provisions			142	142
Subordinated debt movements:
Repurchases, redemptions and other		(551)	(1,910)	(2,461)
Other movements	40			40
At 30 June 2015	30,157	7,997	11,003	49,157

1	Profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

CET1 capital resources have reduced by £532 million in the period, largely due to the removal of eligible minority interest related to TSB, the interim dividend and movements in treasury shares and employee share schemes. The reductions were partially offset by profit attributable to ordinary shareholders, reflecting underlying profit offset by conduct charges and the disposal of TSB, and a reduction in the excess of expected losses over impairment provisions and value adjustments.

AT1 capital resources have reduced by £872 million in the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments and an increase in significant investments.

Tier 2 capital resources have reduced by £2,239 million in the period largely reflecting calls and redemptions, amortisation of dated instruments, foreign exchange movements and an increase in significant investments, partially offset by an increase in eligible provisions.

CAPITAL MANAGEMENT (continued)

Risk-weighted assets	At 30 June 2015	At 31 Dec 2014
	£m	£m

Foundation Internal Ratings Based (IRB) Approach	70,367	72,393
Retail IRB Approach	67,529	72,886
Other IRB Approach	17,385	15,324
IRB Approach	155,281	160,603
Standardised Approach	21,117	25,444
Contributions to the default fund of a central counterparty	280	515
Credit risk	176,678	186,562
Counterparty credit risk	8,006	9,108
Credit valuation adjustment risk	2,172	2,215
Operational risk	26,279	26,279
Market risk	3,629	4,746
Underlying risk-weighted assets	216,764	228,910

Threshold risk-weighted assets1	10,216	10,824
Total risk-weighted assets	226,980	239,734

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from common equity tier 1 capital under threshold rules. Significant investments primarily arise from investment in the Group’s Insurance business.

Risk-weighted assets movement by key driver	Credit risk1	Counter party credit risk1	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m
Risk-weighted assets at 31 December 2014	186,562	11,323	4,746	26,279	228,910
Management of the balance sheet	(1,849)	(572)	(309)	−	(2,730)
Disposals	(5,818)	(2)	−	−	(5,820)
External economic factors	(3,185)	(491)	(19)	−	(3,695)
Model and methodology changes	1,054	(108)	(789)	−	157
Regulatory policy change	−	−	−	−	−
Other	(86)	28	−	−	(58)
Risk-weighted assets	176,678	10,178	3,629	26,279	216,764
Threshold risk-weighted assets					10,216
Total risk-weighted assets					226,980

1	Credit risk includes movements in contributions to the default fund of central counterparties and counterparty credit risk includes the movements in credit valuation adjustment risk.

CAPITAL MANAGEMENT (continued)

The risk-weighted assets movement tables provide analyses of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Credit risk-weighted assets reduced from £186.6 billion to £176.7 billion driven by the following key movements:
•
Management of the balance sheet includes risk-weighted asset movements arising from new lending and asset run-off. During the first half of 2015, risk-weighted assets decreased by £1.8 billion as a result of the active management of lending portfolios, partially offset by targeted lending growth.

•
Disposals include risk-weighted asset reductions arising from the sale of assets, portfolios and businesses. Disposals reduced risk-weighted assets by £5.8 billion, primarily driven by the completion of the sale of TSB as well as other small disposals and related reductions in sundry debtors.

•
External economic factors capture movements driven by changes in the economic environment. The reduction in risk-weighted assets of £3.2 billion is mainly due to improvements in credit quality and favourable foreign exchange rate movements.

•
Model and methodology changes include the movement in risk-weighted assets arising from new model implementation, model enhancement and changes in credit risk approach applied to certain portfolios. The increase in risk-weighted assets of £1.1 billion is principally driven by an update to models in Commercial Banking.

Counterparty credit risk reductions of £1.1 billion reflect reduced mark to market valuations and trade compressions.

Market risk-weighted assets reduced by £1.1 billion, reflecting continued optimisation of the balance sheet as a result of active portfolio management across Financial Markets, and market risk model changes.

Enhanced Capital Notes (ECNs)
In 2009 the Group undertook a significant capital raising exercise which included the issuance of approximately £8.3 billion of ECNs. Approximately £3.3 billion of these ECNs remain outstanding.

Upon issuance, the ECNs contributed to going concern capital in stress tests applied by the regulator and were structured with a conversion trigger in excess of the then minimum regulatory requirements and stress test threshold. However, given subsequent changes to regulatory capital rules, including changes in the definition of core capital, the conversion trigger for the ECNs is substantially below today’s minimum regulatory requirements and stress test thresholds. The terms of the ECNs provide the Group with the right to call any series of these ECNs at par or a make-whole price in the event that they cease to be taken into account as core capital for the purposes of any stress test applied by the Prudential Regulation Authority (PRA) (a Capital Disqualification Event).

After the ECNs were not taken into account for the purpose of core capital for the 2014 PRA stress test, the Group announced on 16 December 2014 that it intended to approach the PRA to seek permission to redeem certain series of ECNs. On 31 March 2015 such permission was received from the PRA under Article 78 of the Capital Requirements Regulation (Regulation 575/2013/EU). The Group also notified investors that the Trustee intended to seek a declaratory judgment in respect of the interpretation of certain terms of the ECNs.

On 3 June 2015, the Chancery Division of the High Court handed down its judgment in respect of the ECNs, in which it found that a Capital Disqualification Event had not occurred. The Group has filed an appeal with the Court of Appeal and the hearing is expected to take place in the week commencing 24 August 2015.

CAPITAL MANAGEMENT (continued)

Leverage ratio
In January 2015 the existing CRD IV rules on the calculation of the leverage ratio were amended to align with the European Commission’s interpretation of the revised Basel III leverage ratio framework. The Group’s leverage ratio has been calculated in accordance with the amended CRD IV rules on leverage.

	Fully loaded
	At 30 June 2015	At 31 Dec 20141
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	30,157	30,689
Additional tier 1 capital	5,355	5,355
Total tier 1 capital	35,512	36,044

Exposure measure

Statutory balance sheet assets
Derivative financial instruments	27,980	36,128
Securities financing transactions (SFTs)	33,668	43,772
Loans and advances and other assets	761,184	774,996
Total assets	822,832	854,896

Deconsolidation adjustments2
Derivative financial instruments	(1,421)	(1,663)
Securities financing transactions (SFTs)	1,908	1,655
Loans and advances and other assets	(145,491)	(144,114)
Total deconsolidation adjustments	(145,004)	(144,122)

Derivatives adjustments
Adjustment for regulatory netting	(18,515)	(24,187)
Adjustment to cash collateral	1,058	(1,024)
Net written credit protection	309	425
Regulatory potential future exposure	12,407	12,722
Total derivatives adjustments	(4,741)	(12,064)

Counterparty credit risk add-on for SFTs	1,022	1,364

Off-balance sheet items	55,695	50,980

Regulatory deductions and other adjustments	(9,636)	(10,362)

Total exposure	720,168	740,692

Leverage ratio	4.9%	4.9%

1	Restated to align with the amended CRD IV rules on leverage implemented in January 2015.
2
Deconsolidation adjustments predominantly reflect the deconsolidation of assets related to Group subsidiaries that fall outside the scope of the Group’s regulatory capital consolidation (primarily the Group’s insurance entities).

CAPITAL MANAGEMENT (continued)

Key movements
The Group’s fully loaded leverage ratio remained stable at 4.9 per cent with the impact of the reduction in tier 1 capital entirely offset by the £20.5 billion reduction in the exposure measure, the latter largely reflecting the reduction in balance sheet assets arising, in part, from the disposal of TSB.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, reduced by £0.6 billion primarily reflecting market movements and trade compressions offset by adjustments for ineligible cash collateral.

The SFT exposure measure, representing SFTs per the balance sheet inclusive of deconsolidation adjustments and counterparty credit risk add-on, reduced by £10.2 billion reflecting active balance sheet management, reduced trading volumes and further application of eligible on-balance sheet netting.

Off-balance sheet items increased by £4.7 billion, partly reflecting new mortgage offers placed during the period.

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement		55
Consolidated statement of comprehensive income		56
Consolidated balance sheet		57
Consolidated statement of changes in equity		59
Consolidated cash flow statement		62

Notes
1	Accounting policies, presentation and estimates	63
2	Segmental analysis	64
3	Operating expenses	67
4	Impairment	67
5	Taxation	68
6	Earnings per share	68
7	Trading and other financial assets at fair value through profit or loss	69
8	Derivative financial instruments	69
9	Loans and advances to customers	70
10	Debt securities in issue	70
11	Post-retirement defined benefit schemes	71
12	Provisions for liabilities and charges	72
13	Contingent liabilities and commitments	75
14	Fair values of financial assets and liabilities	78
15	Related party transactions	86
16	Disposal of interest in TSB Banking Group plc	87
17	Ordinary dividends	88
18	Events since the balance sheet date	88
19	Future accounting developments	88
20	Other information	89

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	Note	£ million	£ million	£ million

Interest and similar income		8,975	9,728	9,483
Interest and similar expense		(3,483)	(4,466)	(4,085)
Net interest income		5,492	5,262	5,398
Fee and commission income		1,598	1,836	1,823
Fee and commission expense		(607)	(609)	(793)
Net fee and commission income		991	1,227	1,030
Net trading income		3,018	4,588	5,571
Insurance premium income		1,414	3,492	3,633
Other operating income		890	(535)	226
Other income		6,313	8,772	10,460
Total income		11,805	14,034	15,858
Insurance claims		(2,998)	(6,338)	(7,155)
Total income, net of insurance claims		8,807	7,696	8,703
Regulatory provisions		(1,835)	(1,100)	(2,025)
Other operating expenses		(5,618)	(5,092)	(5,668)
Total operating expenses	3	(7,453)	(6,192)	(7,693)
Trading surplus		1,354	1,504	1,010
Impairment	4	(161)	(641)	(111)
Profit before tax		1,193	863	899
Taxation	5	(268)	(164)	(99)
Profit for the period		925	699	800

Profit attributable to ordinary shareholders		677	574	551
Profit attributable to other equity holders1		197	91	196
Profit attributable to equity holders		874	665	747
Profit attributable to non-controlling interests		51	34	53
Profit for the period		925	699	800

Basic earnings per share	6	1.0p	0.8p	0.8p
Diluted earnings per share	6	1.0p	0.8p	0.8p

1
The profit after tax attributable to other equity holders of £197 million (half-year to 30 June 2014: £91 million; half-year to 31 December 2014: £196 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £40 million (half-year to 30 June 2014: £20 million; half-year to 31 December 2014: £42 million).

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£ million	£ million	£ million

Profit for the period	925	699	800
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 11):
Remeasurements before taxation	(302)	(599)	1,273
Taxation	60	120	(255)
	(242)	(479)	1,018
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	(16)	557	133
Income statement transfers in respect of disposals	(49)	(85)	(46)
Income statement transfers in respect of impairment	−	2	−
Taxation	(2)	(51)	38
	(67)	423	125
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	(404)	1,008	2,888
Net income statement transfers	(481)	(572)	(581)
Taxation	175	(86)	(463)
	(710)	350	1,844
Currency translation differences (tax: nil)	27	(1)	(2)
Other comprehensive income for the period, net of tax	(992)	293	2,985
Total comprehensive income for the period	(67)	992	3,785

Total comprehensive income attributable to ordinary shareholders	(315)	867	3,536
Total comprehensive income attributable to other equity holders	197	91	196
Total comprehensive income attributable to equity holders	(118)	958	3,732
Total comprehensive income attributable to non-controlling interests	51	34	53
Total comprehensive income for the period	(67)	992	3,785

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET

		At 30 June 2015	At 31 Dec 2014
Assets	Note	£ million	£ million

Cash and balances at central banks		67,687	50,492
Items in course of collection from banks		1,159	1,173
Trading and other financial assets at fair value through profit or loss	7	147,849	151,931
Derivative financial instruments	8	27,980	36,128
Loans and receivables:
Loans and advances to banks		23,548	26,155
Loans and advances to customers	9	452,427	482,704
Debt securities		1,569	1,213
		477,544	510,072
Available-for-sale financial assets		32,173	56,493
Held-to-maturity investments		19,960	−
Investment properties		4,702	4,492
Goodwill		2,016	2,016
Value of in-force business		4,863	4,864
Other intangible assets		1,942	2,070
Tangible fixed assets		8,154	8,052
Current tax recoverable		195	127
Deferred tax assets		4,039	4,145
Retirement benefit assets	11	908	1,147
Other assets		21,661	21,694
Total assets		822,832	854,896

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (continued)

		At 30 June 2015	At 31 Dec 2014
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		16,966	10,887
Customer deposits		416,595	447,067
Items in course of transmission to banks		790	979
Trading and other financial liabilities at fair value through profit or loss		63,328	62,102
Derivative financial instruments	8	27,778	33,187
Notes in circulation		1,090	1,129
Debt securities in issue	10	77,776	76,233
Liabilities arising from insurance contracts and participating investment contracts		81,183	86,918
Liabilities arising from non-participating investment contracts		26,131	27,248
Unallocated surplus within insurance businesses		290	320
Other liabilities		35,251	28,105
Retirement benefit obligations	11	467	453
Current tax liabilities		24	69
Deferred tax liabilities		40	54
Other provisions		4,443	4,200
Subordinated liabilities		22,639	26,042
Total liabilities		774,791	804,993

Equity
Share capital		7,146	7,146
Share premium account		17,292	17,281
Other reserves		12,455	13,216
Retained profits		5,363	5,692
Shareholders’ equity		42,256	43,335
Other equity instruments		5,355	5,355
Total equity excluding non-controlling interests		47,611	48,690
Non-controlling interests		430	1,213
Total equity		48,041	49,903
Total equity and liabilities		822,832	854,896

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2015	24,427	13,216	5,692	43,335	5,355	1,213	49,903

Comprehensive income
Profit for the period	–	−	874	874	–	51	925
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(242)	(242)	–	–	(242)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(67)	–	(67)	–	–	(67)
Movements in cash flow hedging reserve, net of tax	–	(710)	–	(710)	–	–	(710)
Currency translation differences (tax: nil)	–	27	–	27	–	–	27
Total other comprehensive income	–	(750)	(242)	(992)	–	–	(992)
Total comprehensive income	–	(750)	632	(118)	–	51	(67)
Transactions with owners
Dividends	–	−	(535)	(535)	–	(10)	(545)
Distributions on other equity instruments, net of tax	–	–	(157)	(157)	–	–	(157)
Redemption of preference shares	11	(11)	–	–	–	–	–
Movement in treasury shares	–	–	(479)	(479)	–	–	(479)
Value of employee services:
Share option schemes	–	–	60	60	–	–	60
Other employee award schemes	–	–	150	150	–	–	150
Adjustment on sale of interest in TSB Banking Group plc (TSB) (note 16)	–	–	–	–	–	(825)	(825)
Other changes in non-controlling interests	–	–	–	–	–	1	1
Total transactions with owners	11	(11)	(961)	(961)	–	(834)	(1,795)
Balance at 30 June 2015	24,438	12,455	5,363	42,256	5,355	430	48,041

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2014	24,424	10,477	4,088	38,989	–	347	39,336

Comprehensive income
Profit for the period	–	−	665	665	–	34	699
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(479)	(479)	–	–	(479)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	423	–	423	–	–	423
Movements in cash flow hedging reserve, net of tax	–	350	–	350	–	–	350
Currency translation differences (tax: nil)	–	(1)	–	(1)	–	–	(1)
Total other comprehensive income	–	772	(479)	293	–	–	293
Total comprehensive income	–	772	186	958	–	34	992
Transactions with owners
Dividends	–	−	−	−	–	(8)	(8)
Distributions on other equity instruments, net of tax	–	–	(71)	(71)	–	–	(71)
Issue of ordinary shares	3	–	–	3	–	–	3
Issue of Additional Tier 1 securities	–	–	(26)	(26)	5,355	–	5,329
Movement in treasury shares	–	–	(263)	(263)	–	–	(263)
Value of employee services:
Share option schemes	–	–	21	21	–	–	21
Other employee award schemes	–	–	99	99	–	–	99
Adjustment on sale of non-controlling interest in TSB	–	–	(135)	(135)	–	565	430
Other changes in non-controlling interests	–	–	–	–	–	10	10
Total transactions with owners	3	–	(375)	(372)	5,355	567	5,550
Balance at 30 June 2014	24,427	11,249	3,899	39,575	5,355	948	45,878

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 July 2014	24,427	11,249	3,899	39,575	5,355	948	45,878

Comprehensive income
Profit for the period	–	−	747	747	–	53	800
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	1,018	1,018	–	–	1,018
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	125	–	125	–	–	125
Movements in cash flow hedging reserve, net of tax	–	1,844	–	1,844	–	–	1,844
Currency translation differences (tax: nil)	–	(2)	–	(2)	–	–	(2)
Total other comprehensive income	–	1,967	1,018	2,985	–	–	2,985
Total comprehensive income	–	1,967	1,765	3,732	–	53	3,785
Transactions with owners
Dividends	–	−	−	−	–	(19)	(19)
Distributions on other equity instruments, net of tax	–	–	(154)	(154)	–	–	(154)
Issue of other equity instruments	–	–	5	5	–	–	5
Movement in treasury shares	–	–	(23)	(23)	–	–	(23)
Value of employee services:
Share option schemes	–	–	102	102	–	–	102
Other employee award schemes	–	–	134	134	–	–	134
Adjustment on sale of non-controlling interest in TSB			(36)	(36)	–	240	204
Other changes in non-controlling interests	–	–	–	–	–	(9)	(9)
Total transactions with owners	−	–	28	28	–	212	240
Balance at 31 December 2014	24,427	13,216	5,692	43,335	5,355	1,213	49,903

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£ million	£ million	£ million

Profit before tax	1,193	863	899
Adjustments for:
Change in operating assets	26,512	1,932	(2,804)
Change in operating liabilities	81	3,172	8,820
Non-cash and other items	(6,417)	1,651	(4,147)
Tax (paid) received	(49)	2	(35)
Net cash provided by operating activities	21,320	7,620	2,733

Cash flows from investing activities
Purchase of financial assets	(12,358)	(7,363)	(4,170)
Proceeds from sale and maturity of financial assets	14,838	1,685	2,983
Purchase of fixed assets	(1,564)	(1,651)	(1,791)
Proceeds from sale of fixed assets	526	725	1,318
Acquisition of businesses, net of cash acquired	−	(1)	−
Disposal of businesses, net of cash disposed	(4,282)	536	7
Net cash used in investing activities	(2,840)	(6,069)	(1,653)

Cash flows from financing activities
Dividends paid to ordinary shareholders	(535)	−	−
Distributions on other equity instruments	(197)	(91)	(196)
Dividends paid to non-controlling interests	(10)	(8)	(19)
Interest paid on subordinated liabilities	(1,250)	(1,416)	(789)
Proceeds from issue of subordinated liabilities	−	−	629
Proceeds from issue of ordinary shares	−	3	−
Repayment of subordinated liabilities	(2,068)	(1,240)	(1,783)
Changes in non-controlling interests	1	440	195
Net cash used in financing activities	(4,059)	(2,312)	(1,963)
Effects of exchange rate changes on cash and cash equivalents	(2)	4	(10)
Change in cash and cash equivalents	14,419	(757)	(893)
Cash and cash equivalents at beginning of period	65,147	66,797	66,040
Cash and cash equivalents at end of period	79,566	66,040	65,147

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

1.	Accounting policies, presentation and estimates

These condensed consolidated half-year financial statements as at and for the period to 30 June 2015 have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the European Union and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2014 which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Copies of the 2014 Annual Report and Accounts are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The British Bankers’ Association’s Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2014 Annual Report and Accounts where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Funding and liquidity on page 28.

The accounting policies are consistent with those applied by the Group in its 2014 Annual Report and Accounts.

During the half-year to 30 June 2015, government debt securities with a carrying value of £19,938 million, previously classified as available-for-sale, were reclassified to held-to-maturity. Unrealised gains on the transferred securities of £194 million previously taken to equity continue to be held in the available-for-sale revaluation reserve and will be amortised to the income statement over the remaining lives of the securities using the effective interest method or until the assets become impaired.

Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2015 and which have not been applied in preparing these financial statements are set out in note 19.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2014.

2.	Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of asset sales, volatile items, the insurance grossing adjustment, liability management, Simplification costs, TSB build and dual-running costs, the charge relating to the TSB disposal, regulatory provisions, certain past service pension credits or charges, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

Following the announcement of the sale of TSB to Banco Sabadell, the Group no longer considers TSB to be a separate financial reporting segment and as a consequence its results are included in Other. The Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2014.

There has been no change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2014.

Half-year to 30 June 2015	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m
Underlying basis
Retail	3,743	559	4,302	1,839	4,629	(327)
Commercial Banking	1,234	1,023	2,257	1,193	1,842	415
Consumer Finance	658	677	1,335	539	1,462	(127)
Insurance	(73)	1,025	952	584	1,241	(289)
Other	345	−	345	228	17	328
Group	5,907	3,284	9,191	4,383	9,191	−
Reconciling items:
Insurance grossing adjustment	(241)	287	46	−
Asset sales, volatile items and liability management1	26	(384)	(358)	(355)
Volatility relating to the insurance business	−	18	18	18
Simplification costs	−	−	−	(32)
TSB build and dual-running costs	−	−	−	(85)
Charge relating to the TSB disposal	−	5	5	(660)
Payment protection insurance provision	−	−	−	(1,400)
Other conduct provisions	−	−	−	(435)
Amortisation of purchased intangibles	−	−	−	(164)
Fair value unwind	(200)	105	(95)	(77)
Group – statutory	5,492	3,315	8,807	1,193

1
Comprises (i) losses on disposals of assets which are not part of normal business operations (£52 million); (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments (losses of £297 million); and (iii) the results of liability management exercises (losses of £6 million).

2.	Segmental analysis (continued)

Half-year to 30 June 2014	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m
Underlying basis
Retail	3,493	700	4,193	1,710	4,497	(304)
Commercial Banking	1,234	984	2,218	1,156	1,785	433
Consumer Finance	645	675	1,320	534	1,377	(57)
Insurance	(64)	854	790	461	859	(69)
Other	496	235	731	(42)	734	(3)
Group	5,804	3,448	9,252	3,819	9,252	–
Reconciling items:
Insurance grossing adjustment	(239)	314	75	–
Asset sales, volatile items and liability management1	10	(1,135)	(1,125)	(1,130)
Volatility relating to the insurance business	–	(122)	(122)	(122)
Simplification costs	–	–	–	(519)
TSB build and dual-running costs	–	–	–	(309)
Payment protection insurance provision	–	–	–	(600)
Other conduct provisions	–	–	–	(500)
Past service credit2	–	–	–	710
Amortisation of purchased intangibles	–	–	–	(171)
Fair value unwind	(313)	(71)	(384)	(315)
Group – statutory	5,262	2,434	7,696	863

1
Comprises (i) gains or losses on disposals of assets which are not part of normal business operations (£94 million); (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments (gain of £152 million); and (iii) the results of liability management exercises (losses of £1,376 million).

2
This represents the curtailment credit of £843 million following the Group’s decision to reduce the cap on pensionable pay (see note 3) partly offset by the cost of other changes to the pay, benefits and reward offered to employees.

2.	Segmental analysis (continued)

Half-year to 31 December 2014	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m
Underlying basis
Retail	3,586	512	4,098	1,518	4,537	(439)
Commercial Banking	1,246	972	2,218	1,050	2,015	203
Consumer Finance	645	689	1,334	476	1,426	(92)
Insurance	(67)	871	804	461	347	457
Other	547	115	662	432	791	(129)
Group	5,957	3,159	9,116	3,937	9,116	−
Reconciling items:
Insurance grossing adjustment	(243)	300	57	–
Asset sales, volatile items and liability management1	(3)	16	13	168
Volatility relating to the insurance business	–	(106)	(106)	(106)
Simplification costs	–	(22)	(22)	(447)
TSB build and dual-running costs	–	–	–	(249)
Payment protection insurance provision	–	–	–	(1,600)
Other conduct provisions	–	–	–	(425)
Amortisation of purchased intangibles	–	–	–	(165)
Fair value unwind	(313)	(42)	(355)	(214)
Group – statutory	5,398	3,305	8,703	899

1
Comprises (i) gains on disposals of assets which are not part of normal business operations (£44 million); (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments (gains of £134 million); and (iii) the results of liability management exercises (losses of £10 million).

	Segment external assets		Segment customer deposits		Segment external liabilities
	At 30 June 2015	At 31 Dec 2014	At 30 June 2015	At 31 Dec 2014	At 30 June 2015	At 31 Dec 2014
	£m	£m	£m	£m	£m	£m

Retail	315,088	317,246	278,231	285,539	286,376	295,880
Commercial Banking	179,530	241,754	125,407	119,882	232,024	231,400
Consumer Finance	26,514	25,646	11,423	14,955	16,502	18,581
Insurance	150,899	150,615	−	−	144,915	144,921
Other	150,801	119,635	1,534	26,691	94,974	114,211
Total Group	822,832	854,896	416,595	447,067	774,791	804,993

3.	Operating expenses

	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£m	£m	£m
Administrative expenses
Staff costs:
Salaries and social security costs	1,859	2,074	1,892
Pensions and other post-retirement benefit schemes1	278	(530)	304
Restructuring and other staff costs	273	513	492
	2,410	2,057	2,688
Premises and equipment	360	444	447
Other expenses:
Communications and data processing	436	595	523
UK bank levy	−	−	237
TSB disposal (note 16)	665	–	–
Other	740	1,046	788
	1,841	1,641	1,548
	4,611	4,142	4,683
Depreciation and amortisation	1,007	950	985
Total operating expenses, excluding regulatory provisions	5,618	5,092	5,668
Regulatory provisions:
Payment protection insurance provision (note 12)	1,400	600	1,600
Other regulatory provisions (note 12)	435	500	425
	1,835	1,100	2,025
Total operating expenses	7,453	6,192	7,693

1
On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group's retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement in the half-year to 30 June 2014, partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.

4.	Impairment

	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£m	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	181	639	96
Debt securities classified as loans and receivables	(2)	−	2
Impairment losses on loans and receivables	179	639	98
Impairment of available-for-sale financial assets	−	2	3
Other credit risk provisions	(18)	−	10
Total impairment charged to the income statement	161	641	111

5.	Taxation

A reconciliation of the tax charge that would result from applying the standard UK corporation tax rate to the profit before tax, to the actual tax charge, is given below:

	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£m	£m	£m

Profit before tax	1,193	863	899

Tax charge thereon at UK corporation tax rate of 20.25 per cent (2014: 21.5 per cent)	(242)	(186)	(193)
Factors affecting tax charge:
UK corporation tax rate change and related impacts	7	−	(24)
Disallowed items	(99)	(113)	(82)
Non-taxable items	46	58	95
Overseas tax rate differences	(8)	(17)	(7)
Gains exempted or covered by capital losses	47	147	34
Policyholder tax	(39)	(23)	9
Adjustments in respect of previous years	21	(19)	53
Effect of results of joint ventures and associates	−	(3)	10
Other items	(1)	(8)	6
Tax charge	(268)	(164)	(99)

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2015 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

On 8 July 2015, the Government announced that the corporation tax rate applicable from 1 April 2017 would be 19 per cent and from 1 April 2020 would be 18 per cent. In addition, the Government announced that from 1 January 2016 banking profits will be subject to an additional tax surcharge of 8 per cent. The proposed reductions in the rate of corporation tax and the introduction of the banking surcharge are expected to be enacted, and the impact accounted for, in the second half of 2015.

6.	Earnings per share

	Half-year to 30 June 2015	Half-year to 30 June 2014	Half-year to 31 Dec 2014
	£m	£m	£m
Basic
Profit attributable to ordinary shareholders	677	574	551
Tax credit on distributions to other equity holders	40	20	42
	717	594	593

Weighted average number of ordinary shares in issue	71,349m	71,350m	71,350m
Earnings per share	1.0p	0.8p	0.8p

Fully diluted
Profit attributable to ordinary shareholders	677	574	551
Tax credit on distributions to other equity holders	40	20	42
	717	594	593

Weighted average number of ordinary shares in issue	72,463m	72,399m	72,494m
Earnings per share	1.0p	0.8p	0.8p

7.         Trading and other financial assets at fair value through profit or loss

	At 30 June 2015	At 31 Dec 2014
	£m	£m

Trading assets	43,419	48,494

Other financial assets at fair value through profit or loss:
Treasury and other bills	22	22
Debt securities	40,520	41,839
Equity shares	63,888	61,576
	104,430	103,437
Total trading and other financial assets at fair value through profit or loss	147,849	151,931

Included in the above is £95,201 million (31 December 2014: £94,314 million) of assets relating to the insurance businesses.

8.	Derivative financial instruments

	30 June 2015		31 December 2014
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	1,662	763	2,472	962
Derivatives designated as cash flow hedges	1,070	1,814	1,761	2,654
	2,732	2,577	4,233	3,616
Trading and other
Exchange rate contracts	6,586	8,020	7,034	6,950
Interest rate contracts	16,784	15,527	22,506	20,374
Credit derivatives	254	468	279	1,066
Embedded equity conversion feature	256	–	646	−
Equity and other contracts	1,368	1,186	1,430	1,181
	25,248	25,201	31,895	29,571
Total recognised derivative assets/liabilities	27,980	27,778	36,128	33,187

The embedded equity conversion feature of £256 million (31 December 2014: £646 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; a loss of £390 million arose from the change in fair value in the half-year to 30 June 2015 (half-year to 30 June 2014: gain of £226 million; half-year to 31 December 2014: gain of £175 million) and is included within net trading income. In addition, £967 million of the embedded derivative, being that portion of the embedded equity conversion feature related to ECNs derecognised pursuant to the Group’s exchange and retail tender transactions completed in April 2014, was derecognised on completion of those transactions in the half-year to 30 June 2014.

9.	Loans and advances to customers

	At 30 June 2015	At 31 Dec 2014
	£m	£m

Agriculture, forestry and fishing	7,092	6,586
Energy and water supply	3,690	3,853
Manufacturing	6,400	6,000
Construction	5,303	6,425
Transport, distribution and hotels	14,283	15,112
Postal and communications	3,037	2,624
Property companies	36,253	36,682
Financial, business and other services	38,729	44,979
Personal:
Mortgages	311,031	333,318
Other	20,603	23,123
Lease financing	2,797	3,013
Hire purchase	8,559	7,403
	457,777	489,118
Allowance for impairment losses on loans and advances	(5,350)	(6,414)
Total loans and advances to customers	452,427	482,704

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.

10.	Debt securities in issue

	30 June 2015			31 December 2014
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,393	26,262	33,655	6,739	22,728	29,467
Covered bonds	−	25,500	25,500	−	27,191	27,191
Certificates of deposit	−	9,313	9,313	−	7,033	7,033
Securitisation notes	−	10,842	10,842	−	11,908	11,908
Commercial paper	−	5,859	5,859	−	7,373	7,373
	7,393	77,776	85,169	6,739	76,233	82,972

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes
At 30 June 2015, external parties held £10,842 million (31 December 2014: £11,908 million) and the Group’s subsidiaries held £27,707 million (31 December 2014: £38,149 million) of total securitisation notes in issue of £38,549 million (31 December 2014: £50,057 million). The notes are secured on loans and advances to customers and debt securities classified as loans and receivables amounting to £62,853 million (31 December 2014: £75,970 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

10.	Debt securities in issue (continued)

Covered bond programmes
At 30 June 2015, external parties held £25,500 million (31 December 2014: £27,191 million) and the Group’s subsidiaries held £4,970 million (31 December 2014: £6,339 million) of total covered bonds in issue of £30,470 million (31 December 2014: £33,530 million). The bonds are secured on certain loans and advances to customers that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £9,210 million (31 December 2014: £11,251 million) held by the Group are restricted in use to repayment of the debt securities issued by the structured entities, the term advances relating to covered bonds and other legal obligations.

11.	Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June 2015	At 31 Dec 2014
	£m	£m

Defined benefit pension schemes:
- Fair value of scheme assets	38,041	38,133
- Present value of funded obligations	(37,399)	(37,243)
Net pension scheme asset	642	890
Other post-retirement schemes	(201)	(196)
Net retirement benefit asset	441	694

Recognised on the balance sheet as:
Retirement benefit assets	908	1,147
Retirement benefit obligations	(467)	(453)
Net retirement benefit asset	441	694

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:

£m

At 1 January 2015	694
Income statement charge	(154)
Employer contributions	203
Remeasurement	(302)
At 30 June 2015	441

The principal assumptions used in the valuations of the defined benefit pension scheme were as follows:

	At 30 June 2015	At 31 Dec 2014
	%	%

Discount rate	3.80	3.67
Rate of inflation:
Retail Prices Index	3.14	2.95
Consumer Price Index	2.14	1.95
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.69	2.59

11.	Post-retirement defined benefit schemes (continued)

The application of the revised assumptions as at 30 June 2015 to the Group’s principal post-retirement defined benefit schemes has resulted in a remeasurement loss of £302 million which has been recognised in other comprehensive income, net of deferred tax of £60 million.

12.	Provisions for liabilities and charges

Payment protection insurance
The Group made provisions totalling £12,025 million to 31 December 2014 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses.

The Group has increased the provision by a further £1,400 million which brings the total amount provided to £13,425 million, of which, at 30 June 2015, £2,237 million remained unutilised (17 per cent of total provision). The remaining provision covers the Past Business Review (PBR), remediation activity and future reactive complaints including associated administration expenses.

The main drivers of the provision are as follows:

Proactive mailing resulting from Past Business Reviews (PBR)
The Group has mailed 98 per cent of the total PBR scope, with the remaining mailings scheduled for completion in the second half of 2015. The Group is confident that the scope of proactive mailing is final, albeit monitoring continues, and there has consequently been no change to the amount provided.

Remediation
The Group continues to progress the re-review of previously handled cases. Approximately 1.2 million cases were included within the scope of remediation at 31 December 2014 covering both previously defended and previously redressed complaints for re-review. The Group has completed the review of approximately 96 per cent of all complaints previously defended, which were prioritised given their complexity and the level of potential redress required, with some residual payments expected in the second half of 2015. During the half-year, the scope was extended by 0.2 million to 1.4 million cases. The remaining scope is expected to be substantially complete by the end of the year. The change in scope, together with higher overturn rates and average redress, has resulted in an additional provision of approximately £400 million.

Volumes of reactive complaints (after excluding complaints from customers where no PPI policy was held)
At 31 December 2014, the provision assumed a total of 3.6 million complaints would be received. During the first half of 2015 complaint volumes were 8 per cent lower than over the same period of 2014 and 2 per cent lower than the second half of 2014. The run rate of complaints in the first half of 2015 was, however, marginally higher than the fourth quarter 2014 run-rate and above expectations. Complaint volumes continue to be largely driven by Claims Management Company (CMC) activity. As a result, the Group has increased the total expected complaint volumes to 3.9 million with approximately 0.7 million still to be received. Coupled with higher than expected average redress and the additional associated administration costs, this has resulted in a further provision of approximately £1,000 million.

12.	Provisions for liabilities and charges (continued)

Quarter	Average monthly reactive complaint volume	Quarter on quarter %
Q1 2013	61,259	(28%)
Q2 2013	54,086	(12%)
Q3 2013	49,555	(8%)
Q4 2013	37,457	(24%)
Q1 2014	42,259	13%
Q2 2014	39,426	(7%)
Q3 2014	40,624	3%
Q4 2014	35,910	(12%)	During the second quarter of 2015 the Group has seen a fall of approximately 2 per cent in complaint levels. However, the provision remains sensitive to future trends.
Q1 2015	37,791	5%
Q2 2015	36,957	(2%)

Average redress
Average redress has trended higher than expected by approximately £200 per policy due to a change in the product and age mix of complaints.

Expenses
The Group expects to maintain the PPI operation on its current scale for longer than previously anticipated given the update to volume related assumptions and the re-review of previously handled cases continuing into the second half of 2015. The estimate for administrative expenses, which comprise complaint handling costs and costs arising from cases subsequently referred to the FOS, is included in the provision increase outlined above.

Sensitivities
The Group estimates that it has sold approximately 16 million policies since 2000. These include policies that were not mis-sold as they were suitable for, and appropriately disclosed to, the customer. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for in excess of 45 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and expected proactive mailings undertaken by the Group.

The cash payments in the first half of 2015 were approximately £1.7 billion covering PBR, remediation and reactive complaints and associated administration costs. The PBR and remediation programmes are expected to be substantially complete by the end of this year, slightly later than envisaged. The monthly run-rate spend of these programmes is expected to reduce significantly from the current level of around £140 million to around £30 million by the end of the year with an associated reduction in operating costs.

The total amount provided for PPI represents the Group’s best estimate of the likely future costs. A number of risks and uncertainties remain, in particular with respect to future complaint volumes, which are primarily driven by the level of CMC initiated complaints. The current provision assumes a significant decrease in reactive complaint volumes over the next 18 months compared with recent quarterly trends. If this decline is delayed by six months and reactive complaints remain at the same level as the first half of 2015, this would lead to an additional provision of approximately £1.0 billion at the end of the year; a similar level of provisioning would be required for each six months of flat complaint volumes in 2016.

12.	Provisions for liabilities and charges (continued)

Key metrics and sensitivities are highlighted in the table below:

Sensitivities1	To date unless noted	Future	Sensitivity

Reactive complaints since origination (m)2	3.2	0.7	0.1 = £240m
Proactive mailing: – number of policies (m)3	2.7	0.1	n/a
– response rate4	34%	30%	1% = £3m
Average uphold rate per policy5	78%	75%	1% = £12m
Average redress per upheld policy6	£1,935	£2,000	£100 = £90m
Remediation cases (m) 7	0.7	0.7	1 case = £400
Administrative expenses (£m)	2,420	400	1 case = £500

1	All sensitivities exclude claims where no PPI policy was held.
2	Sensitivity includes complaint handling costs, and have increased as a result of higher average redress and a shift towards older policies.
3	To date volume includes customer initiated complaints.
4	Metric relates to mature mailings only. Future response rates are expected to be lower than experienced to date as mailings to higher risk customers have been prioritised.
5
The percentage of complaints where the Group finds in favour of the customer. This is a blend of proactive and customer initiated complaints. The 78 per cent uphold rate is based on six months to June 2015. The lower uphold rate in the future reflects a lower proportion of PBR related cases which typically have a higher uphold rate, reflecting the higher risk nature of those policy sales.

6
The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on the six months to June 2015. The increase in future average redress is influenced by a shift in the reactive complaint mix towards older, and therefore more expensive, policies.

7
Remediation to date is based on cases reviewed as at 30 June 2015, but not necessarily settled. The sensitivity is based on the expected future average cost of a remediation case. It is an average of full payments, top-up payments and nil payouts where the original decision is retained. It is lower than experienced to date as future remediation largely comprises top-up payments on previously redressed cases.

Other regulatory provisions
Litigation in relation to insurance branch business in Germany
Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice in Germany the Group recognised provisions totalling £520 million during the period to 31 December 2014. Recent experience has been broadly in line with expectations and, accordingly, no further provision has been recognised in the half-year to 30 June 2015. The remaining unutilised provision as at 30 June 2015 is £137 million.

The validity of the claims facing CMIG depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once all relevant claims have been resolved.

Interest rate hedging products
In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 30 June 2015 the Group had identified 1,723 sales of IRHPs to customers within scope of the agreement with the FCA which have opted in and are being reviewed and, where appropriate, redressed. The Group agreed that it would provide redress to any in-scope customers where appropriate. The Group continues to review the remaining cases within the scope of the agreement with the FCA and has met all of the regulator’s requirements to date.

At 30 June 2015, the total amount provided for redress and related administration costs for in-scope customers was £680 million (31 December 2014: £680 million). As at 30 June 2015, the Group has utilised £617 million (31 December 2014: £571 million), with £63 million (31 December 2014: £109 million) of the provision remaining.

12.           Provisions for liabilities and charges (continued)

FCA review of complaint handling
On 5 June 2015 the FCA announced a settlement with the Group totalling £117 million following its investigation into aspects of the Group’s PPI complaint handling process during the period March 2012 to May 2013. The FCA did not find that the Group acted deliberately.  The Group has reviewed all customer complaints fully defended during the Relevant Period. The remediation costs of reviewing these affected cases are not materially in excess of existing provisions.

Other legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. During the half-year to 30 June 2015, the Group charged an additional £318 million (half-year to 30 June 2014: £225 million) in respect of a number of matters affecting the Retail, Commercial Banking and Consumer Finance divisions. This includes a provision of £175 million for customer redress and associated administration costs in response to complaints concerning Packaged Bank Accounts. At 30 June 2015, provisions for other legal actions and regulatory matters of £732 million remained unutilised.

13.	Contingent liabilities and commitments

Interchange fees
With respect to interchange fees, the Group is following closely the course of investigations, litigation and recent regulation (as described below) which involve card schemes such as Visa and MasterCard. The Group is not directly involved in these matters but is a member of certain card schemes, in particular, Visa and MasterCard. The matters referred to above include the following:

•
A new European Regulation to regulate cross-border and domestic fallback multilateral interchange fees (MIFs) in the EU. This regulation came into force on 8 June 2015 and it will introduce interchange fee caps for credit card MIFs (to 30 bps) and debit card MIFs (to 20bps).  The interchange fee caps come in to force on 9 December 2015;

•	The European Commission also continues to pursue other competition investigations into MasterCard and Visa probing, amongst other things, interchange paid in respect of cards issued outside the EEA;
•	Litigation continues in the English High Court against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs;
•	The new UK payments regulator may exercise its powers to regulate domestic interchange fees. In addition, the FCA has undertaken a market study in relation to the UK credit cards market.

The ultimate impact on the Group of the above investigations, regulatory or legislative developments and the litigation against VISA and MasterCard can only be known at the conclusion of these matters.

LIBOR and other trading rates
In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate.  The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

13.	Contingent liabilities and commitments (continued)

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR. The lawsuits, which contain broadly similar allegations, allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and the Commodity Exchange Act (CEA), as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims, including those asserted under US anti-trust laws, have been dismissed by the US Federal Court for Southern District of New York (the District Court). That court’s dismissal of plaintiffs’ anti-trust claims has been appealed to the New York Federal Court of Appeal.

Certain Group Companies are also named as defendants in UK based claims raising LIBOR manipulation allegations in connection with interest rate hedging products.

The Group also reviewed its activities in relation to the setting of certain foreign exchange daily benchmark rates and related matters. The Group has been co-operating with the FCA and other regulators and has been providing information about the Group’s review to those regulators. In addition, the Group, together with a number of other banks, was named as a defendant in several actions filed in the District Court between late 2013 and February 2014, in which the plaintiffs alleged that the defendants manipulated WM/Reuters foreign exchange rates in violation of US antitrust laws. On 31 March 2014, plaintiffs effectively withdrew their claims against the Group (but not against all defendants) by filing a superseding consolidated and amended pleading against a number of other defendants without naming any Group entity as a defendant.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation
In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of fiduciary and tortious duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The claim is at an early stage and so it is currently not possible to determine the ultimate impact on the Group (if any), but it intends to defend the claim vigorously.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS) is the UK’s independent statutory compensation fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable or likely to be unable to pay claims against it. The FSCS is funded by levies on the authorised financial services industry. Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At 31 March 2015, the principal balance outstanding on these loans was £15,797 million (31 March 2014: £16,591 million). Although the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

PRA/FCA report on HBOS
On 12 September 2012 the FSA announced that it was starting work on a public interest report on HBOS. That report is now being produced as a joint PRA/FCA report but has not yet been published.

13.	Contingent liabilities and commitments (continued)

Tax authorities
The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. This includes open matters where Her Majesty's Revenue and Customs (HMRC) adopt a different interpretation and application of tax law which might lead to additional tax. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In the second half of 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC's position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

Residential mortgage repossessions
In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases, concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The Group is reviewing the issues raised by the judgment and will respond as appropriate to any investigations or proceedings that may in due course be instigated as a result of these issues.

Plevin v Paragon Personal Finance Limited
On 27 May 2015 the FCA gave an update on its announcement from January 2015 that it would be collecting evidence on current trends in PPI complaints to assess whether the current approach to PPI complaint handling is continuing to meet its objectives. The FCA stated that it expects to give its view in the summer. In that announcement the FCA also noted that in November 2014 the Supreme Court had ruled in Plevin v Paragon Personal Finance Limited [2014] UKSC 6 (Plevin) that the lender’s failure to disclose a large commission payment on a single premium PPI policy made the relationship between that lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. The FCA is considering whether additional rules and/or guidance are required to deal with the potential impact of the Plevin decision on complaints about PPI and indicated that it expects to announce its views on this aspect, including next steps, in its announcement in the summer. The Financial Ombudsman Service are also considering the implications for PPI complaints. Given the current uncertainty, it is not presently possible to estimate the financial impact of the Plevin decision and accordingly no additional provision has been established at this stage, but it is possible that the impact could be material.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of employees, customers, investors or other third parties, as well as regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

13.	Contingent liabilities and commitments (continued)

Contingent liabilities and commitments arising from the banking business
	At 30 June 2015	At 31 Dec 2014
	£m	£m
Contingent liabilities
Acceptances and endorsements	130	59
Other:
Other items serving as direct credit substitutes	405	330
Performance bonds and other transaction-related contingencies	2,034	2,293
	2,439	2,623
Total contingent liabilities	2,569	2,682

Commitments
Documentary credits and other short-term trade-related transactions	42	101
Forward asset purchases and forward deposits placed	428	162

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	10,463	8,809
Other commitments	59,901	64,015
	70,364	72,824
1 year or over original maturity	35,679	34,455
Total commitments	106,513	107,542

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £55,027 million (31 December 2014: £55,029 million) was irrevocable.

14.	Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 51 to the Group’s 2014 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2014 Annual Report and Accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

14.	Fair values of financial assets and liabilities (continued)

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2015		31 December 2014
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss	147,849	147,849	151,931	151,931
Derivative financial instruments	27,980	27,980	36,128	36,128
Loans and receivables:
Loans and advances to banks	23,548	23,892	26,155	26,031
Loans and advances to customers	452,427	450,322	482,704	480,631
Debt securities	1,569	1,491	1,213	1,100
Available-for-sale financial instruments	32,173	32,173	56,493	56,493
Held-to-maturity investments	19,960	19,785	−	−
Financial liabilities
Deposits from banks	16,966	16,978	10,887	10,902
Customer deposits	416,595	416,933	447,067	450,038
Trading and other financial liabilities at fair value through profit or loss	63,328	63,328	62,102	62,102
Derivative financial instruments	27,778	27,778	33,187	33,187
Debt securities in issue	77,776	80,400	76,233	80,244
Liabilities arising from non-participating investment contracts	26,131	26,131	27,248	27,248
Financial guarantees	44	44	51	51
Subordinated liabilities	22,639	26,751	26,042	30,175

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

14.	Fair values of financial assets and liabilities (continued)

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2015
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	−	26,601	−	26,601
Loans and advances to banks	−	6,564	−	6,564
Debt securities	24,155	22,949	3,670	50,774
Equity shares	62,071	337	1,480	63,888
Treasury and other bills	22	−	−	22
Total trading and other financial assets at fair value through profit or loss	86,248	56,451	5,150	147,849
Available-for-sale financial assets:
Debt securities	24,896	5,366	−	30,262
Equity shares	47	709	303	1,059
Treasury and other bills	852	−	−	852
Total available-for-sale financial assets	25,795	6,075	303	32,173
Derivative financial instruments	51	25,696	2,233	27,980
Total financial assets carried at fair value	112,094	88,222	7,686	208,002

At 31 December 2014
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	−	28,513	−	28,513
Loans and advances to banks	−	8,212	−	8,212
Debt securities	24,230	24,484	3,457	52,171
Equity shares	59,607	322	1,647	61,576
Treasury and other bills	1,459	−	−	1,459
Total trading and other financial assets at fair value through profit or loss	85,296	61,531	5,104	151,931
Available-for-sale financial assets:
Debt securities	47,437	7,151	−	54,588
Equity shares	45	727	270	1,042
Treasury and other bills	852	11	−	863
Total available-for-sale financial assets	48,334	7,889	270	56,493
Derivative financial instruments	94	33,263	2,771	36,128
Total financial assets carried at fair value	133,724	102,683	8,145	244,552

14.	Fair values of financial assets and liabilities (continued)

Financial liabilities
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2015
Trading and other financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	−	7,393	1	7,394
Trading liabilities	3,592	52,342	−	55,934
Total trading and other financial liabilities at fair value through profit or loss	3,592	59,735	1	63,328
Derivative financial instruments	108	26,337	1,333	27,778
Financial guarantees	−	−	44	44
Total financial liabilities carried at fair value	3,700	86,072	1,378	91,150

At 31 December 2014
Trading and other financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	−	6,739	5	6,744
Trading liabilities	2,700	52,658	−	55,358
Total trading and other financial liabilities at fair value through profit or loss	2,700	59,397	5	62,102
Derivative financial instruments	68	31,663	1,456	33,187
Financial guarantees	−	−	51	51
Total financial liabilities carried at fair value	2,768	91,060	1,512	95,340

14.	Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2015	5,104	270	2,771	8,145
Exchange and other adjustments	(1)	−	(44)	(45)
Losses recognised in the income statement within other income	(61)	−	(534)	(595)
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	1	−	1
Purchases	785	38	182	1,005
Sales	(649)	(6)	(105)	(760)
Transfers into the level 3 portfolio	20	−	−	20
Transfers out of the level 3 portfolio	(48)	−	(37)	(85)
At 30 June 2015	5,150	303	2,233	7,686
Losses recognised in the income statement within other income relating to those assets held at 30 June 2015	(39)	−	(533)	(572)

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2014	4,232	449	3,019	7,700
Exchange and other adjustments	−	(9)	(10)	(19)
Gains recognised in the income statement within other income	167	(78)	277	366
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	15	−	15
Purchases	432	199	10	641
Sales	(367)	(173)	(1,072)	(1,612)
Transfers into the level 3 portfolio	441	−	22	463
Transfers out of the level 3 portfolio	−	(74)	(53)	(127)
At 30 June 2014	4,905	329	2,193	7,427
Gains recognised in the income statement within other income relating to those assets held at 30 June 2014	140	−	50	190

14.	Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Financial guarantees	Total financial liabilities carried at fair value
	£m	£m	£m	£m

At 1 January 2015	5	1,456	51	1,512
Exchange and other adjustments	−	(33)	−	(33)
(Gains) losses recognised in the income statement within other income	−	(100)	(7)	(107)
Additions	−	124	−	124
Redemptions	(4)	(102)	−	(106)
Transfers into the level 3 portfolio	−		−	−
Transfers out of the level 3 portfolio	−	(12)	−	(12)
At 30 June 2015	1	1,333	44	1,378
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2015	−	(100)	(7)	(107)

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Financial guarantees	Total financial liabilities carried at fair value
	£m	£m	£m	£m

At 1 January 2014	39	986	50	1,075
Exchange and other adjustments	–	(5)	–	(5)
(Gains) losses recognised in the income statement within other income	(2)	78	(2)	74
Additions	–	5	–	5
Redemptions	(25)	(53)	–	(78)
Transfers into the level 3 portfolio	–	5	–	5
At 30 June 2014	12	1,016	48	1,076
Gains (losses) recognised in the income statement within other income relating to those liabilities held at 30 June 2014	−	(78)	−	(78)

14.	Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2015
					Effect of reasonably possible alternative assumptions1
	Valuation technique(s)	Significant unobservable inputs	Range2	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	4/16	2,179	75	(75)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)3	n/a		2,615	−	(6)
Other				356
				5,150
Available for sale financial assets				303

Derivative financial assets:
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread	183/406	256	15	(15)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	6/177	1,409	12	(13)
	Option pricing model	Interest rate volatility	0%/76%	568	4	(4)
				2,233
Financial assets carried at fair value				7,686

Trading and other financial liabilities at fair value through profit or loss				1
Derivative financial liabilities:
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	6/177	846
	Option pricing model	Interest rate volatility	0%/76%	487
				1,333
Financial guarantees				44
Financial liabilities carried at fair value				1,378

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

14.	Fair values of financial assets and liabilities (continued)

				At 31 December 2014
					Effect of reasonably possible alternative assumptions1
	Valuation technique(s)	Significant unobservable inputs	Range2	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	4/14	2,214	75	(75)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)3	n/a	n/a	2,617	4	(2)
Other				273
				5,104
Available for sale financial assets				270

Derivative financial assets:
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread	175/432	646	21	(21)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	3/167	1,382	17	(16)
	Option pricing model	Interest rate volatility	4%/120%	743	6	(6)
				2,771
Financial assets carried at fair value				8,145
Trading and other financial liabilities at fair value through profit or loss				5

Derivative financial liabilities:
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	3/167	807
	Option pricing model	Interest rate volatility	4%/120%	649
				1,456
Financial guarantees				51
Financial liabilities carried at fair value				1,512

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2014 financial statements.

Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in the Group’s 2014 financial statements.

15.	Related party transactions

UK government
In January 2009, the UK government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 30 June 2015, HM Treasury held an interest of 16.87 per cent in the Company’s ordinary share capital, with its interest having fallen below 20 per cent on 11 May 2015. As a consequence of HM Treasury no longer being considered to have a significant influence, it ceased to be a related party of the Company for IAS 24 purposes at that date.

In accordance with IAS 24, UK government-controlled entities were related parties of the Group; the Group regarded the Bank of England and entities controlled by the UK government, including The Royal Bank of Scotland Group plc (RBS), NRAM plc and Bradford & Bingley plc, as related parties.

The Group has participated in a number of schemes operated by the UK government and central banks and made available to eligible banks and building societies.

National Loan Guarantee Scheme
The Group has participated in the UK government’s National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

Funding for Lending
In August 2012, the Group announced its support for the UK Government’s Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The original initiative supported a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. In November 2013, the Group entered into extension letters with the Bank of England to take part in an extension of the Funding for Lending Scheme until the end of January 2015. This extension of the Funding for Lending Scheme focused on providing businesses with cheaper finance to invest and grow. In December 2014, the Bank of England announced a further extension to the Funding for Lending Scheme running to the end of January 2016 with an increased focus on supporting small businesses. At 30 June 2015, the Group had drawn down £24 billion (31 December 2014: £20 billion) under the Funding for Lending Scheme, of which £14 billion had been drawn down under the extension to the scheme announced in 2013.

Enterprise Finance Guarantee
The Group participates in the Enterprise Finance Guarantee Scheme which was launched in January 2009 as a replacement for the Small Firms Loan Guarantee Scheme. The scheme is a UK government-backed loan guarantee, which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills (formerly the Department for Business, Enterprise and Regulatory Reform) provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer within the rules of the scheme. As at 30 June 2015, the Group had offered 6,378 loans to customers, worth over £539 million. Under the most recent renewal of the terms of the scheme, Lloyds Bank plc and Bank of Scotland plc, on behalf of the Group, contracted with The Secretary of State for Business, Innovation and Skills.

15.	Related party transactions (continued)

Help to Buy
On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty's Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014. The Help to Buy Scheme is a scheme promoted by the UK government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price. In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made. £2,484 million of outstanding loans at 30 June 2015 (31 December 2014: £1,950 million) had been advanced under this scheme.

Business Growth Fund
The Group has invested £151 million (31 December 2014: £118 million) in the Business Growth Fund (under which an agreement was entered into with RBS amongst others) and, as at 30 June 2015, carries the investment at a fair value of £142 million (31 December 2014: £105 million).

Big Society Capital
The Group has invested £33 million in the Big Society Capital Fund under which an agreement was entered into with RBS amongst others.

Housing Growth Partnership
The Group has committed to invest up to £50 million into the Housing Growth Partnership under which an agreement was entered into with the Homes and Communities Agency.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
There were no significant transactions with other UK government-controlled entities (including UK government-controlled banks) during the year that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions
Other related party transactions for the half-year to 30 June 2015 are similar in nature to those for the year ended 31 December 2014.

16.	Disposal of interest in TSB Banking Group plc

On 20 March 2015 the Group announced that it had agreed to sell a 9.99 per cent interest in TSB Banking Group plc (TSB) to Banco de Sabadell S.A. (Banco Sabadell) and that it had entered into an irrevocable undertaking to accept Banco Sabadell’s recommended cash offer in respect of its remaining 40.01 per cent interest in TSB. The offer by Banco Sabadell was conditional upon, amongst other things, regulatory approval.

The sale of the 9.99 per cent interest completed on 24 March 2015, reducing the Group’s holding in TSB to 40.01 per cent; this sale led to a loss of control and the deconsolidation of TSB. The Group’s residual investment in 40.01 per cent of TSB was then recorded at fair value, as an asset held for sale. The Group recognised a loss of £660 million reflecting the net costs of the Transitional Service Agreement between Lloyds and TSB, the contribution to be provided by Lloyds to TSB in moving to alternative IT provision and the net result on sale of the 9.99 per cent interest and fair valuation of the residual investment.

16.	Disposal of interest in TSB Banking Group plc (continued)

The Group announced on 30 June 2015 that all relevant regulatory clearances had been received and that the sale was therefore unconditional in all respects, so that at 30 June 2015 the Group was carrying a receivable from Banco Sabadell in respect of the final proceeds of sale. The proceeds were received on 10 July 2015.

17.	Ordinary dividends

An interim dividend for 2015 of 0.75 pence per ordinary share (half-year to 30 June 2014: nil) will be paid on 28 September 2015. The total amount of this dividend is £535 million.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividend are:

Shares quoted ex-dividend                                                                                                                                                                                                                                                13 August 2015
Record date                                                                                                                                                                                                                                                                          14 August 2015
Final date for joining or leaving the dividend reinvestment plan                                                                                                                                                                                28 August 2015
Interim dividend paid                                                                                                                                                                                                                                                    28 September 2015

On 19 May 2015, a dividend in respect of 2014 of 0.75 pence per ordinary share was paid to shareholders. This dividend totalled £535 million.

18.	Events since the balance sheet date

On 30 July 2015, the Group announced that it had agreed the sale of a portfolio of Irish commercial loans, with a book value of £724 million, for a cash consideration of approximately £827 million; after transaction and other costs the gain on disposal is not expected to be significant. The transaction is expected to complete in the fourth quarter of 2015.

19.	Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2015 and have not been applied in preparing these financial statements. Save as disclosed below, the full impact of these accounting changes is being assessed by the Group.

IFRS 9 Financial Instruments
IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 requires financial assets to be classified into one of three measurement categories, fair value through profit or loss, fair value through other comprehensive income and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. These changes are not expected to have a significant impact on the Group.

IFRS 9 also replaces the existing ‘incurred loss’ impairment approach with an expected credit loss approach. This change is likely to result in an increase in the Group’s balance sheet provisions for credit losses although the extent of any increase will depend upon, amongst other things, the composition of the Group’s lending portfolios and forecast economic conditions at the date of implementation. In February 2015, the Basel Committee on Banking Supervision published a consultative document outlining supervisory expectations regarding sound credit risk practices associated with implementing and applying an expected credit loss accounting framework. A final version is expected to be issued at the end of 2015.

19.	Future accounting developments (continued)

The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39. The revised requirements are not expected to have a significant impact on the Group.

IFRS 9 is effective for annual periods beginning on or after 1 January 2018. As at 30 July 2015, this pronouncement is awaiting EU endorsement.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 establishes principles for reporting useful information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised at an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods and services. Financial instruments, leases and insurance contracts are out of scope and so this standard is not expected to have a significant impact on the Group.

IFRS 15 is effective for annual periods beginning on or after 1 January 2017, although in May 2015, the IASB issued an exposure draft proposing to defer the effective date to 1 January 2018. In addition, on 30 July 2015 another exposure draft was issued proposing targeted amendments to the standard. As at 30 July 2015, this standard is awaiting EU endorsement.

20.           Other information

The financial information included in these condensed consolidated half-year financial statements does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2014 have been delivered to the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed consolidated half-year financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union, and that the half-year management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

•
an indication of important events that have occurred during the six months ended 30 June 2015 and their impact on the condensed consolidated half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related party transactions in the six months ended 30 June 2015 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the board by

António Horta-Osório
Group Chief Executive
30 July 2015

Lloyds Banking Group plc board of directors:

Executive directors:
António Horta-Osório (Group Chief Executive)
George Culmer (Chief Financial Officer)
Juan Colombás (Chief Risk Officer)

Non-executive directors:
Lord Blackwell (Chairman)
Anita Frew (Deputy Chairman)
Alan Dickinson
Carolyn Fairbairn
Simon Henry
Dyfrig John CBE
Nicholas Luff
Nicholas Prettejohn
Anthony Watson CBE
Sara Weller CBE

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

Report on the condensed consolidated half-year financial statements

Our conclusion
We have reviewed the condensed consolidated half-year financial statements, defined below, in the 2015 half-year results of Lloyds Banking Group plc for the six months ended 30 June 2015. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated half-year financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed
The condensed consolidated half-year financial statements, which are prepared by Lloyds Banking Group plc, comprise:

•	the consolidated income statement for the six months ended 30 June 2015;
•	the consolidated statement of comprehensive income for the six months ended 30 June 2015;
•	the consolidated balance sheet as at 30 June 2015;
•	the consolidated statement of changes in equity for the six months ended 30 June 2015;
•	the consolidated cash flow statement for the six months ended 30 June 2015; and
•	the explanatory notes to the condensed consolidated half-year financial statements.

As disclosed in note 1, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed consolidated half-year financial statements included in the 2015 half-year results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

What a review of condensed consolidated financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2015 half-year results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated half-year financial statements.

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC (continued)

Responsibilities for the condensed consolidated half-year financial statements and the review

Our responsibilities and those of the directors
The 2015 half-year results, including the condensed consolidated half-year financial statements, are the responsibility of, and have been approved by, the directors. The directors are responsible for preparing the 2015 half-year results in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express to the company a conclusion on the condensed consolidated half-year financial statements in the 2015 half-year results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
30 July 2015
London

Notes:

(a)
The maintenance and integrity of the Lloyds Banking Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Mike Butters
Director of Investor Relations
020 7356 1187
mike.butters@finance.lloydsbanking.com

Duncan Heath
Director of Investor Relations
020 7356 1585
duncan.heath@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this news release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The full news release can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 31 July 2015